

Contrarian.
Innovative.
Aligned.

Sprott

2022 Annual Report

Purpose & Values

We aspire to be the leading global asset manager focused on precious metals and energy transition materials

As contrarian investors with a long-term investment horizon, we remain both patient and persistent. We will continue to innovate to bring our clients the best possible investment products. We remain aligned with our partners (shareholders, clients, employees, and the communities wherein we operate) as significant shareholders of Sprott and meaningful co-investors in Sprott products. We are committed to the support and advancement of our people. We give back to communities we operate in both with our time and resources. At Sprott, we have a strong plan, but the flexibility to adjust where necessary. We share our success with our partners.



Our Values:

- We believe in partnership with our employees, clients, and our shareholders

- We are prepared to be contrarian

- We are innovative

- We are aligned

- We are patiently persistent

Table of Contents



Letter from the CEO

Dear Fellow Shareholders,

For most investors, 2022 was a very difficult year, as the Russian invasion of Ukraine accelerated long-term structural inflationary forces. Global central banks responded with aggressive interest rate hikes, which took a heavy toll on the most popular asset sectors. Unfortunately wars, either hot or cold, always drive inflation. There's nothing central banks can do to replace the destroyed capital and required rebuilding investments. Equity markets were extremely volatile and ended the year down broadly as the S&P 500 Index lost 18.11%. Fixed income markets offered little shelter, registering their worst performance in decades with bonds declining 13.01% as measured by Bloomberg Barclays US Agg Total Return Value Unhedged USD Index.

Sprott's positioning in precious metals and energy transition materials served our shareholders well in this challenging market environment. We generated $2.8 billion in net sales during the year, largely in our physical trusts and private strategies. We also benefited from the acquisition of the Sprott Uranium Miners ETF (URNM) and strong late-year performance in precious metals. As a result, Assets Under Management ("AUM") grew to $23.4 billion as of December 31, 2022, up $2.4 billion (11%) from September 30, 2022, and up $3 billion (15%) from December 31, 2021.

Net income was $7.3 million ($0.29 per share) in the quarter, down 28% or $2.8 million ($0.12 per share) from the quarter ended December 31, 2021 and $17.6 million on a full year basis ($0.70 per share), down 47%, or $15.6 million ($0.63 per share) from the year ended December 31, 2021. Adjusted base EBITDA was $18.1 million ($0.72 per share) in the fourth quarter, up 2%, or $0.4 million ($0.01 per share) from the quarter ended December 31, 2021, and $71 million ($2.83 per share) on a full-year basis, up 11%, or $6.9 million ($0.25 per share) from the year ended December 31, 2021. Adjusted base EBITDA grew for a third consecutive year benefiting from continued strong net inflows to our physical gold, silver and uranium trusts as well as the URNM acquisition.

> "
> More than ever, we are convinced Sprott is well positioned for the next decade, with investment strategies designed to help our clients navigate the paradigm shifts already underway.
> "

Energy Transition Investments

As we have remarked in previous letters, the global energy transition is an increasingly important theme for Sprott. Russia's invasion of Ukraine awakened the developed world to the importance of energy security and the real costs of decarbonization. Energy transition policies are bound to uncover large supply deficits in the essential materials required to produce cleaner power. In the U.S., a massive infrastructure plan should begin in earnest this year. These developments should offer unique opportunities to well-positioned investors.

At Sprott, we aspire to be the global leader in precious metals and energy transition investments. Beginning in 2021, we took our first steps toward this goal with the launch of the Sprott Physical Uranium Trust. In 2022, we added an equity complement to our uranium strategies with the acquisition of URNM. Subsequently, we capitalized on our deep bench of talented portfolio managers and analysts by introducing an actively-managed energy transition strategy. Earlier this month, we expanded our ETF offerings with the launch of four new energy transition themed ETFs listed on the NASDAQ:

1. Sprott Energy Transition Materials ETF (SETM)
2. Sprott Lithium Miners ETF (LITP)
3. Sprott Junior Uranium Miners ETF (URNJ)
4. Sprott Junior Copper Miners ETF (COPJ)

Subsequent Events

Subsequent to year end, we plan on selling our Canadian broker-dealer operations to the current management team as we continue to focus on our core asset management businesses (however, we will migrate our charity flow-through operations into our managed equities segment). We expect the transaction to close by June 30, 2023. The impact of this change will be immaterial to our future earnings and cash flows but moderately positive to our consolidated operating margins as a greater proportion of our consolidated earnings will now arise from our core precious metals and energy transition materials product offerings. These core offerings have materially larger and more predictable revenue streams and also yield higher operating margins than our Canadian broker-dealer. The transition away from transaction-based businesses will also free up more capital to reinvest into our core precious metals and energy transition materials product and service offerings.

Outlook

Looking ahead, we expect inflation to moderate somewhat in 2023, but it will likely remain stubbornly above the Fed's 2% target. The forces driving inflation are structural and will not be easily defeated. The ongoing energy transition and the accelerated trend toward deglobalization will require massive CAPEX for many years to come. The Fed may keep interest rates higher for longer, but we expect their medicine will ultimately prove more toxic than the disease. Deep recessions with job losses and deteriorating credit will become politically unacceptable, forcing central banks to set more realistic targets, abandon quantitative tightening (QT) and resume some form of quantitative easing (QE).

Early evidence of this shift appeared in the fourth quarter of 2022. Three examples include new policies proposed by short-lived UK Prime Minister Liz Truss and Kwasi Kwarteng, her even shorter-lived Chancellor of the Exchequer, in the September 23, 2022 "mini-budget" which unraveled the UK gilt market. On October 12, 2022, Secretary of the Treasury Janet Yellen openly expressed concern about liquidity in the US treasury market in statements that marked the 2022 bottom in equity markets. Finally, on December 20, 2022, the Bank of Japan shocked markets by moving away from its longstanding policies of zero-bound interest rates and yield curve control. The combined result of these events was the weakening of the U.S. dollar, which offset hawkish central bank rhetoric, led to rapidly improving liquidity conditions and ignited a late-year rally in many assets, including equities, bonds and gold.

All of these developments favor investments in precious metals and energy transition materials. More than ever, we are convinced Sprott is well positioned for the next decade, with investment strategies designed to help our clients navigate the paradigm shifts already underway. We have a strong pipeline of innovative new investment solutions, a loyal and growing client base and an exceptional team that is fully aligned with our shareholders. We expect volatile market conditions to continue. We will control what we can by carefully managing expenses and our balance sheet while continuing to grow. We thank you for your support and look forward to reporting to you on our progress in the quarters ahead.

Sincerely,

W. Whitney George

Whitney George
Chief Executive Officer

Management's Discussion and Analysis

Years ended December 31, 2022 and 2021

Forward looking statements

Certain statements in this Management's Discussion & Analysis ("MD&A"), and in particular the "Outlook" section, contain forward-looking information and forward-looking statements (collectively referred to herein as the "Forward-Looking Statements") within the meaning of applicable Canadian and U.S. securities laws. The use of any of the words "expect", "anticipate", "continue", "estimate", "may", "will", "project", "should", "believe", "plans", "intends" and similar expressions are intended to identify Forward-Looking Statements. In particular, but without limiting the forgoing, this MD&A contains Forward-Looking Statements pertaining to: (i) our belief that energy transition is an increasingly important investment theme for Sprott, (ii) aspiration to be the global leader in precious metals and energy transition investments, (iii) our view of the macro-economic effects related to inflation and liquidity in the market; (iii) our conviction that we are well positioned for the next decade with investment strategies designed to help our clients navigate the paradigm shifts already underway; (iv) our strong pipeline of innovative new investment solutions; (v) being able to control what we can by carefully managing expenses and our balance sheet while continuing to grow; (vi) our expectation of a healthy gold and silver bullion market in 2023 and continued organic growth in our energy transition materials funds, which we believe should lead to a greater proportion of our consolidated earnings arising from core AUM in fee-based businesses and a reduction in earnings contribution from non-Core AUM and transaction-based businesses; (vii) the declaration, payment and designation of dividends and confidence that our business will support the dividend level without impacting our ability to fund future growth initiatives; and (viii) the closing, including timing thereof, of the transaction in respect of our Canadian broker-dealer operations.

Although the Company believes that the Forward-Looking Statements are reasonable, they are not guarantees of future results, performance or achievements. A number of factors or assumptions have been used to develop the Forward-Looking Statements, including: (i) the impact of increasing competition in each business in which the Company operates will not be material; (ii) quality management will be available; (iii) the effects of regulation and tax laws of governmental agencies will be consistent with the current environment; (iv) the impact of COVID-19; (v) that the conditions to closing of the transaction in respect of our Canadian broker-dealer operations will be satisfied or waived on a timely basis, or at all; and (vi) those assumptions disclosed herein under the heading "Critical Accounting Estimates, Judgments and Changes in Accounting Policies". Actual results, performance or achievements could vary materially from those expressed or implied by the Forward-Looking Statements should assumptions underlying the Forward-Looking Statements prove incorrect or should one or more risks or other factors materialize, including: (i) difficult market conditions; (ii) poor investment performance; (iii) failure to continue to retain and attract quality staff; (iv) employee errors or misconduct resulting in regulatory sanctions or reputational harm; (v) performance fee fluctuations; (vi) a business segment or another counterparty failing to pay its financial obligation; (vii) failure of the Company to meet its demand for cash or fund obligations as they come due; (viii) changes in the investment management industry; (ix) failure to implement effective information security policies, procedures and capabilities; (x) lack of investment opportunities; (xi) risks related to regulatory compliance; (xii) failure to manage risks appropriately; (xiii) failure to deal appropriately with conflicts of interest; (xiv) competitive pressures; (xv) corporate growth which may be difficult to sustain and may place significant demands on existing administrative, operational and financial resources; (xvi) failure to comply with privacy laws; (xvii) failure to successfully implement succession planning; (xviii) foreign exchange risk relating to the relative value of the U.S. dollar; (xix) litigation risk; (xx) failure to develop effective business resiliency plans; (xxi) failure to obtain or maintain sufficient insurance coverage on favorable economic terms; (xxii) historical financial information being not necessarily indicative of future performance; (xxiii) the market price of common shares of the Company may fluctuate widely and rapidly; (xxiv) risks relating to the Company's investment products; (xxv) risks relating to the Company's proprietary investments; (xxvi) risks relating to the Company's private strategies business; (xxvii) risks relating to the Company's brokerage business; (xxviii) failure to satisfy the conditions to closing of the transaction in respect of our Canadian broker-dealer operations on a timely basis or at all; (xxix) those risks described under the heading "Risk Factors" in the Company's annual information form dated February 23, 2023 ; and (xxx) those risks described under the headings "Managing Financial Risk" and "Managing Non-Financial Risk" in this MD&A. In addition, the payment of dividends is not guaranteed and the amount and timing of any dividends payable by the Company will be at the discretion of the Board of Directors of the Company and will be established on the basis of the Company's earnings, the satisfaction of solvency tests imposed by applicable corporate law for the declaration and payment of dividends, and other relevant factors. The Forward-Looking Statements speak only as of the date hereof, unless otherwise specifically noted, and the Company does not assume any obligation to publicly update any Forward-Looking Statements, whether as a result of new information, future events or otherwise, except as may be expressly required by applicable securities laws.

Management's discussion and analysis

This MD&A of financial condition and results of operations, dated February 23, 2023, presents an analysis of the consolidated financial condition of the Company and its subsidiaries as at December 31, 2022, compared with December 31, 2021, and the consolidated results of operations for the three and twelve months ended December 31, 2022, compared with the three and twelve months ended December 31, 2021. The board of directors approved this MD&A on February 23, 2023. All note references in this MD&A are to the notes to the Company's December 31, 2022 audited annual consolidated financial statements ("annual financial statements"), unless otherwise noted. The Company was incorporated under the Business Corporations Act (Ontario) on February 13, 2008.

Presentation of financial information

The annual financial statements, including the required comparative information, have been prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB"). Financial results, including related historical comparatives contained in this MD&A, unless otherwise specified herein, are based on the annual financial statements. While the Company's source and presentation currency is the U.S. dollar, IFRS requires that the Company measure its foreign exchange gains and losses through its consolidated statements of operations and comprehensive income using the Canadian dollar as its functional currency. Accordingly, all dollar references in this MD&A are in U.S. dollars, however the translation gains and losses were measured using the Canadian dollar as the functional currency. The use of the term "prior period" refers to the three and twelve months ended December 31, 2021.

Key performance indicators and non-IFRS and other financial measures

The Company measures the success of its business using a number of key performance indicators that are not measurements in accordance with IFRS and should not be considered as an alternative to net income (loss) or any other measure of performance under IFRS. Non-IFRS financial measures do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. Our key performance indicators and non-IFRS and other financial measures are discussed below. For quantitative reconciliations of non-IFRS financial measures to their most directly comparable IFRS financial measures please see page 11 of this MD&A.

Assets under management

Assets under management ("AUM") refers to the total net assets managed by the Company through its various investment product offerings and managed accounts. We divide our total AUM into two distinct categories: Core and Non-core. Core AUM arises from our IFRS reportable segments involved in asset management (Exchange Listed Products Segment, Managed Equities Segment and the Private Strategies Segment). Non-core AUM arises from IFRS non-reportable segments and comprises our immaterial legacy Asia-based asset management business. As at December 31, 2022 this business accounted for 3.2% of total AUM and 1% of consolidated Adjusted Base EBITDA.

Net inflows

Net inflows (consisting of net sales, capital calls and fee earning capital commitments) result in changes to AUM and are described individually below:

Net sales

Fund sales (net of redemptions), including 'at-the-market' transactions and secondary offerings of our physical trusts and new 'creations' of ETF units, are a key performance indicator as new assets being managed will lead to higher management fees and can potentially lead to increased carried interest and performance fee generation (as applicable) given that AUM is also the basis upon which carried interest and performance fees are calculated.

Capital calls and fee earning capital commitments

Capital calls into our private strategies LPs are a key source of AUM creation, and ultimately, earnings for the Company. Once capital is called into our private strategies LPs, it is included within the AUM of the Company as it will now earn a management fee. It is possible for some forms of committed capital to earn a commitment fee despite being uncalled, in which case, it will also be included in AUM at that time. Conversely, once loans in our private strategies LPs are repaid, capital may be returned to investors in the form of a distribution, thereby reducing our AUM ("capital distributions").

Net fees

Management fees, net of trailer, sub-advisor, fund expenses and direct payouts, and carried interest and performance fees, net of carried interest and performance fee payouts (internal and external), are key revenue indicators as they represent the net revenue contribution after directly associated costs that we generate from our AUM.

Net commissions

Commissions, net of commission expenses (internal and external), arise primarily from transaction-based service offerings of our brokerage segment and purchases and sales of uranium in our exchange listed products segment.

Net compensation

Net compensation excludes commission expenses paid to employees, other direct payouts to employees, carried interest and performance fee payouts to employees, which are all presented net of their related revenues in this MD&A, and severance, new hire accruals and other which are non-recurring.

Total shareholder return

Total shareholder return is the financial gain (loss) that results from a change in the Company's share price, plus any dividends paid over the period.

EBITDA, adjusted EBITDA, adjusted base EBITDA and operating margin

EBITDA in its most basic form is defined as earnings before interest expense, income taxes, depreciation and amortization. EBITDA (or adjustments thereto) is a measure commonly used in the investment industry by management, investors and investment analysts in understanding and comparing results by factoring out the impact of different financing methods, capital structures, amortization techniques and income tax rates between companies in the same industry. While other companies, investors or investment analysts may not utilize the same method of calculating EBITDA (or adjustments thereto), the Company believes its adjusted base EBITDA metric, in particular, results in a better comparison of the Company's underlying operations against its peers and a better indicator of recurring results from operations as compared to other non-IFRS financial measures. Operating margins are a key indicator of a company's profitability on a per dollar of revenue basis, and as such, is commonly used in the financial services sector by analysts, investors and management.

Neither EBITDA, adjusted EBITDA, adjusted base EBITDA, or operating margin have a standardized meaning under IFRS. Consequently, they should not be considered in isolation, nor should they be used in substitute for measures of performance prepared in accordance with IFRS.

The following table outlines how our EBITDA, adjusted EBITDA, adjusted base EBITDA and operating margin measures are determined:

	3 months ended		12 months ended	
(in thousands $)	Dec. 31, 2022	Dec. 31, 2021	Dec. 31, 2022	Dec. 31, 2021
Net income for the period	7,331	10,171	17,632	33,185
Adjustments:				
Interest expense	1,076	239	2,923	1,161
Provision for income taxes	2,372	3,354	7,447	12,005
Depreciation and amortization	710	1,136	3,355	4,552
EBITDA	11,489	14,900	31,357	50,903
Other adjustments:				
(Gain) loss on investments [1]	930	43	10,242	1,883
Amortization of stock based compensation	3,635	450	14,546	1,698
Other expenses [2]	2,560	3,304	15,929	13,217
Adjusted EBITDA	18,614	18,697	72,074	67,701
Other adjustments:				
Carried interest and performance fees	(1,219)	(4,298)	(3,265)	(12,235)
Carried interest and performance fee payouts - internal	567	2,516	1,596	7,222
Carried interest and performance fee payouts - external	121	790	597	1,385
Adjusted base EBITDA	18,083	17,705	71,002	64,073
Operating margin [3]	59 %	55 %	57 %	53 %

[1] This adjustment removes the income effects of certain gains or losses on short-term investments, co-investments, and digital gold strategies to ensure the reporting objectives of our EBITDA metric as described above are met.

[2] In addition to the items outlined in Note 5 of the annual financial statements, this reconciliation line also includes $1.2 million severance, new hire accruals and other for the three months ended December 31, 2022 (three months ended December 31, 2021 - $0.2 million) and $5.2 million for the year ended December 31, 2022 (year ended December 31, 2021 - $0.7 million). This reconciliation line excludes income (loss) attributable to non-controlling interest of $0.3 million for the three months ended December 31, 2022 (three months ended December 31, 2021 - ($0.2) million) and ($0.5) million for the year ended December 31, 2022 (year ended December 31, 2021 - $0.1 million).

[3] Calculated as adjusted base EBITDA inclusive of depreciation and amortization. This figure is then divided by revenues before gains (losses) on investments, net of direct costs as applicable.

Business overview

Our reportable operating segments are as follows:



Exchange listed products

- The Company's closed-end physical trusts and exchange traded funds ("ETFs").

Managed equities

- The Company's alternative investment strategies managed in-house and on a sub-advised basis. In the first quarter of the year, the Company completed the restructuring of its U.S.-based discretionary accounts operations which led to the conversion of those client assets from administrated brokerage assets to actively managed AUM. Consequently, these operations were reclassified to form part of the managed equities segment.

Private strategies

- The Company's lending and streaming activities occur through limited partnership vehicles ("private strategies LPs"). In the first quarter of the year, the Company renamed the Lending segment to "Private strategies" in order to reflect the successful growth of its streaming funds alongside its traditional lending partnership vehicles.

Brokerage

- The Company's regulated broker-dealer activities (equity origination, corporate advisory, sales and trading). In the first quarter of the year, the Company completed the restructuring of its U.S.-based discretionary accounts operations which led to the conversion of those client assets from administrated brokerage assets to actively managed AUM. Consequently, these operations were reclassified to form part of the managed equities segment.

Corporate

- Provides the Company's operating segments with capital, balance sheet management and other shared services.

All other segments

- Contains all non-reportable segments as per IFRS 8, *Operating Segments* ("IFRS 8"). See Note 14 of the annual financial statements for further details.

For a detailed account of the underlying principal subsidiaries within our reportable operating segments, refer to the Company's Annual Information Form and Note 2 of the annual financial statements.

Financial highlights

1-year Performance



+15%
AUM
from December 31, 2021
2022: $23.4 billion
2021: $20.4 billion

+11%
Adjusted base EBITDA
from December 31, 2021
2022: $71.0 million (operating margin 57%)
2021: $64.1 million (operating margin 53%)

5-year Performance



+304%
AUM
from December 31, 2017
2022: $23.4 billion
2017: $5.8 billion

+130%
Adjusted base EBITDA
from December 31, 2017
2022: $71.0 million (operating margin 57%)
2017: $30.9 million (operating margin 17%)

101%
5-year Total Shareholder Return
as at December 31, 2022
S&P/TSX composite cumulative
5-year return was 29%*

*Includes dividend reinvestment

Product and business line expansion

On April 22, we completed the previously announced agreement to acquire the management contract of North Shore Global Uranium Mining ETF ("URNM acquisition"). As consideration, the Company paid $10.5 million in cash and $4 million in common shares upon closing. Contingent consideration valued up to an additional $4.5 million in cash is payable on April 25, 2024 (subject to the achievement of certain financial performance conditions).

Outlook

Despite a challenging pricing environment for the vast majority of asset classes across the globe, we managed to finish the year strong. Consolidated annual AUM, earnings, and operating margins continued to grow for a third straight year. We continue to place strategic emphasis on core AUM, specifically, precious metals and energy transition materials. We expect a healthy gold and silver bullion market in 2023 and continued organic growth in our energy transition materials funds. This should lead to a greater proportion of our consolidated earnings arising from core AUM in fee-based businesses and a reduction in earnings contribution from non-core AUM, and transaction-based businesses as noted below.

Subsequent event

Consistent with the successful transition of our U.S. broker-dealer from a transaction-based business into a fee-based discretionary account management business, subsequent to year end, we plan on selling our Canadian broker-dealer operations to the current management team as we continue to focus on our core asset management businesses (however, we will migrate our charity flow-through operations into our managed equities segment). We expect the transaction to close by June 30, 2023.

The impact of this change will be immaterial to our future earnings and cash flows but moderately positive to our consolidated operating margins as a greater proportion of our consolidated earnings will now arise from our core precious metals and energy transition materials product and service offerings. These core offerings have materially larger and more predictable revenue streams and also yield higher operating margins than our Canadian broker-dealer. In 2022, the Canadian broker-dealer contributed less than 5% and 4% to our consolidated net income and adjusted base EBITDA, respectively, and yielded operating margins of less than 39% compared to our consolidated total operating margins of 57%. The transition away from transaction-based businesses will also free up more capital to reinvest into our core precious metals and energy transition materials product and service offerings.







Environmental, social, governance highlights

Sprott is committed to implementing ESG and sustainability considerations into both its investment management activities as well as corporate operations. Our 2022 ESG accomplishments are noted below. Please see "Environmental, social, and governance policy" in the 2022 Annual Information Form for additional details regarding our commitment to ESG.

Environmental

- We completed an assessment of greenhouse gas emissions (GHG) associated with our offices in Canada and the United States and achieved carbon neutrality under the Carbonzero program after we sourced carbon offsets in the equivalent amount of our 2021 Scope 1 and Scope 2 GHGs.
- We further grew the Sprott Physical Uranium Trust and launched the Sprott Uranium Miners ETF, providing access for more investors globally to investment vehicles focused on a form of energy generation that is one of the cleanest energy generation sources based on CO_2 emissions[1], and a contributor to global de-carbonization goals.
- Subsequent to year end, we continued to expand our focus on energy transition materials with the launch of four ETFs focused on providing investors exposure to materials essential to the generation, transmission and storage of cleaner energy.

Social

- During the year, Sprott engaged a leading, independent Diversity, Equity and Inclusion ("DEI") specialist to further refine and enhance our overall approach to DEI. In this context, we have updated our long-term performance metrics to now include increased diversity in leadership. On an annual basis, Sprott will target for advancement at least one or more deserving female and BIPOC individuals to the position of managing partner or senior managing partner to the extent leadership opportunities arise.
- We continue to provide mandatory company-wide training sessions on DEI, covering important topics such as unconscious bias, emotional intelligence, cultural competence, and inclusive performance management.
- In response to the Truth and Reconciliation Commission Calls to Action, we continued to provide access to training and developed further resources to increase awareness and understanding about truth and reconciliation amongst our employees, and awarded a scholarship to the 2022 winner of the Women in Mining Canada Indigenous Student Trailblazer Award.
- Sprott was proud to establish the Sprott Inc. TIER Fund at the University Health Network Foundation ("UHN Foundation") in 2022. As a longstanding supporter of the UHN Foundation, one of the largest health care and medical research organizations in North America, we are proud that our fund will support BIPOC leadership and predominately female staff and researchers at The Institute of Education Research (TIER) and will focus on health and wellness through education.
- Continued our support of organizations focused on the areas of health and wellness in our communities, DEI, and sustainability in the mining sector.
- Awarded the first *Sprott ESG Scholarship* through the Young Mining Professionals Scholarship Fund.
- Recognizing the importance of mental health to our employees, we continued to support health and wellness through various resources available to our employees.

Governance

<u>Investment management</u>

- Launched the Sprott ESG Gold ETF ("SESG"), the world's first ETF to exclusively source and refine gold from recognized ESG mining leaders that meets certain environmental, social and governance standards and criteria established by Sprott Asset Management.[2] Together with our partner, Agnico Eagle Mines, the investment fund provides investors with trust, transparency, and traceability on the source of gold bullion.
- We completed our first assessment under the Principles for Responsible Investment, which identified existing performance and opportunities to further advance the incorporation of ESG factors into our investment ownership decisions.

<u>Corporate operations</u>

- We continue to add depth to our annual board of directors and executive committee training program with additional CPD-accredited mandatory training modules, covering such topics as DEI, cyber security, and the role of effective committee chairs.
- Completed our first National Institute of Standards & Technology ("NIST") audit and was classified as Tier 3, indicating that our cyber security framework has best practices in place.
- Subsequent to year-end, we aligned our financing strategy to ESG performance by transitioning our debt financing to a sustainability linked credit facility ("Amended Credit Facility"). The Amended Credit Facility incorporates incentive pricing related to achievements in progressing Responsible Investing principles and DEI targets as described above. The sustainability linked covenants form a key part of the performance-based reviews and scorecards of the company's senior managing partners.
- Our compensation practices continue to incorporate a mix of pay reflecting the objectives of our shareholders that management be compensated more towards variable at-risk pay (AIP) and long-term stock incentives (LTIP). Performance evaluation when determining compensation levels for senior managing partners is achieved via scorecards that not only incorporate quantitative measures such as net revenues, EBITDA and operating margins, but also key qualitative measures surrounding ESG, employee engagement, risk management etc.
- Subsequent to year-end, we entered into a long-term lease agreement with a LEED platinum certified and WELL Health-Safety accredited property, further demonstrating our commitment to the environment and the workplace health, safety and overall wellbeing of our employees.

(1) Based on Greenhouse gas emissions factors from the Intergovernmental Panel on Climate Change AR5 (2014) and Pehl et al. (2017) in *Nature*.
(2) Based on Morningstar's universe of listed commodity funds. Data as at 12/31/2022.

Results of operations

Summary financial information

(In thousands $)	Q4 2022	Q3 2022	Q2 2022	Q1 2022	Q4 2021	Q3 2021	Q2 2021	Q1 2021
Summary income statements								
Management fees	28,405	29,158	30,620	27,172	27,783	28,612	25,062	22,452
Trailer, sub-advisor and fund expenses	(1,204)	(1,278)	(1,258)	(853)	(872)	(637)	(552)	(599)
Direct payouts	(1,114)	(1,121)	(1,272)	(1,384)	(1,367)	(1,892)	(1,198)	(890)
Carried interest and performance fees	1,219	—	—	2,046	4,298	—	—	7,937
Carried interest and performance fee payouts - internal	(567)	—	—	(1,029)	(2,516)	—	(126)	(4,580)
Carried interest and performance fee payouts - external [1]	(121)	—	—	(476)	(790)	—	—	(595)
Net fees	26,618	26,759	28,090	25,476	26,536	26,083	23,186	23,725
Commissions	5,027	6,101	6,458	13,077	14,153	11,273	7,377	12,463
Commission expense - internal	(1,579)	(2,385)	(2,034)	(3,134)	(4,128)	(3,089)	(3,036)	(5,289)
Commission expense - external [1]	(585)	(476)	(978)	(3,310)	(3,016)	(2,382)	(49)	(253)
Net commissions	2,863	3,240	3,446	6,633	7,009	5,802	4,292	6,921
Finance income	1,439	933	1,186	1,433	788	567	932	1,248
Gain (loss) on investments	(930)	45	(7,884)	(1,473)	(43)	310	2,502	(4,652)
Other income	999	(227)	170	208	313	529	438	303
Total net revenues [2]	30,989	30,750	25,008	32,277	34,603	33,291	31,350	27,545
Compensation	17,030	18,934	19,364	21,789	20,632	18,001	15,452	22,636
Direct payouts	(1,114)	(1,121)	(1,272)	(1,384)	(1,367)	(1,892)	(1,198)	(890)
Carried interest and performance fee payouts - internal	(567)	—	—	(1,029)	(2,516)	—	(126)	(4,580)
Commission expense - internal	(1,579)	(2,385)	(2,034)	(3,134)	(4,128)	(3,089)	(3,036)	(5,289)
Severance, new hire accruals and other	(1,240)	(1,349)	(2,113)	(514)	(187)	(207)	(293)	(44)
Net compensation	12,530	14,079	13,945	15,728	12,434	12,813	10,799	11,833
Severance, new hire accruals and other [3]	1,240	1,349	2,113	514	187	207	293	44
Selling, general and administrative	4,080	4,239	4,221	3,438	4,172	3,682	3,492	3,351
Interest expense	1,076	884	483	480	239	312	260	350
Depreciation and amortization	710	710	959	976	1,136	1,134	1,165	1,117
Other expenses	1,650	5,697	868	1,976	2,910	3,875	876	4,918
Total expenses	21,286	26,958	22,589	23,112	21,078	22,023	16,885	21,613
Net income [4]	7,331	3,071	757	6,473	10,171	8,718	11,075	3,221
Net Income per share [5]	0.29	0.12	0.03	0.26	0.41	0.35	0.44	0.13
Adjusted base EBITDA	18,083	16,837	17,909	18,173	17,705	16,713	15,050	14,605
Adjusted base EBITDA per share	0.72	0.67	0.71	0.73	0.71	0.67	0.60	0.59
Operating margin	59 %	55 %	55 %	57 %	55 %	52 %	52 %	51 %
Summary balance sheet								
Total assets [6]	383,748	375,386	376,128	380,843	365,873	375,819	361,121	356,986
Total liabilities [7]	106,477	103,972	89,264	83,584	74,654	84,231	64,081	67,015
Total AUM	23,432,661	21,044,252	21,944,675	23,679,354	20,443,088	19,016,313	18,550,106	17,073,078
Average AUM	22,323,075	21,420,015	23,388,568	21,646,082	20,229,119	19,090,702	18,343,846	17,188,205

[1] These amounts are included in the "Trailer, sub-advisor and fund expenses" line on the consolidated statements of operations.

[2] Total revenues for the year ended December 31, 2022 were $145,182 (December 31, 2021 - $164,645; December 31, 2020 - $121,776).

[3] The majority of the 2022 amount is compensation and other transition payments to the former CEO that is currently scheduled to be paid out in 2022, 2023 and 2024.

[4] Net income for the year ended December 31, 2022 was $17,632 (December 31, 2021 - $33,185; December 31, 2020 - $26,978).

[5] Basic and diluted net income per share for the year ended December 31, 2022 was $0.70 and $0.67, respectively (December 31, 2021 - $1.33 and $1.28, respectively; December 31, 2020 - $1.10 and $1.05, respectively).

[6] Total assets as at December 31, 2022 were $383,748 (December 31, 2021 - $365,873; December 31, 2020 - $377,348).

[7] Total liabilities as at December 31, 2022 were $106,477 (December 31, 2021 - $74,654; December 31, 2020 - $86,365).

AUM summary

AUM was $23.4 billion as at December 31, 2022, up $2.4 billion (11%) from September 30, 2022 and up $3 billion (15%) from December 31, 2021. Our AUM benefited on a three and twelve months ended basis from strong inflows to our physical trusts and private strategies funds. We also benefited from the onboarding of AUM on the closure of the URNM acquisition, adding $1 billion to our AUM in the second quarter. Additionally, we benefited from strong market value appreciation during the quarter that partially offset cumulative losses experienced earlier in the year.

3 months results

(In millions $)	AUM Sep. 30, 2022	Net inflows [1]	Market value changes	Other [2]	AUM Dec. 31, 2022	Blended net management fee rate [3]
Exchange listed products						
- Physical trusts						
- Physical Gold Trust	5,235	2	509	—	5,746	0.35%
- Physical Silver Trust	3,135	133	823	—	4,091	0.45%
- Physical Gold and Silver Trust	3,523	(39)	514	—	3,998	0.40%
- Physical Uranium Trust	2,843	37	(4)	—	2,876	0.30%
- Physical Platinum & Palladium Trust	147	(5)	(4)	—	138	0.50%
- Exchange Traded Funds						
- Uranium ETFs	884	1	(28)	—	857	0.67%
- Gold ETFs	286	13	50	—	349	0.34%
	16,053	142	1,860	—	18,055	0.39%
Managed equities						
- Precious metals strategies	1,504	(14)	231	—	1,721	0.92%
- Other [4][5]	903	8	121	—	1,032	1.20%
	2,407	(6)	352	—	2,753	1.02%
Private strategies	1,896	8	(12)	(12)	1,880	0.79%
Core AUM	20,356	144	2,200	(12)	22,688	0.50%
Non-core AUM [6]	688	—	57	—	745	0.51%
Total AUM [7]	21,044	144	2,257	(12)	23,433	0.50%

12 months results

(In millions $)	AUM Dec. 31, 2021	Net inflows [1]	Market value changes	Other [2]	AUM Dec. 31, 2022	Blended net management fee rate [3]
Exchange listed products						
- Physical trusts						
- Physical Gold Trust	5,008	823	(85)	—	5,746	0.35%
- Physical Silver Trust	3,600	390	101	—	4,091	0.45%
- Physical Gold and Silver Trust	4,094	(99)	3	—	3,998	0.40%
- Physical Uranium Trust	1,769	931	176	—	2,876	0.30%
- Physical Platinum & Palladium Trust	132	12	(6)	—	138	0.50%
- Exchange Traded Funds						
- Uranium ETFs	—	37	(222)	1,042	857	0.67%
- Gold ETFs	356	52	(59)	—	349	0.34%
	14,959	2,146	(92)	1,042	18,055	0.39%
Managed equities						
- Precious metals strategies	2,141	(69)	(351)	—	1,721	0.92%
- Other [4][5]	1,141	57	(166)	—	1,032	1.20%
	3,282	(12)	(517)	—	2,753	1.02%
Private strategies	1,426	700	(25)	(221)	1,880	0.79%
Core AUM	19,667	2,834	(634)	821	22,688	0.50%
Non-core AUM [6]	776	—	(31)	—	745	0.51%
Total AUM [7]	20,443	2,834	(665)	821	23,433	0.50%

[1] See 'Net inflows' in the key performance indicators and non-IFRS and other financial measures section of this MD&A.

[2] Includes new AUM from fund acquisitions and lost AUM from fund divestitures and capital distributions of our private strategies LPs.

[3] Management fee rate represents the weighted average fees for all funds in the category.

[4] Includes institutional managed accounts and high net worth discretionary managed accounts in the U.S.

[5] Prior year figures have been restated to conform with current year presentation. See the "Business overview" section of this MD&A.

[6] Previously called Other, this AUM is related to our legacy asset management business in Korea, which accounts for 3.2% of our AUM and 1% of consolidated net income and EBITDA.

[7] No performance fees are earned on exchange listed products. Performance fees are earned on certain precious metals strategies and are based on returns above relevant benchmarks. Other managed equities strategies primarily earn performance fees on flow-through products. Private strategies LPs earn carried interest calculated as a pre-determined net profit over a preferred return.

Key revenue lines

Management, carried interest and performance fees

Management fees were $28.4 million in the quarter, up $0.6 million (2%) from the quarter ended December 31, 2021 and $115.4 million on a full year basis, up $11.4 million (11%) from the year ended December 31, 2021. Carried interest and performance fees were $1.2 million in the quarter, down $3.1 million (72%) from the quarter ended December 31, 2021 and $3.3 million on a full year basis, down $9 million (73%) from the year ended December 31, 2021. Net fees were $26.6 million in the quarter, up $0.1 million from the quarter ended December 31, 2021 and $106.9 million on a full year basis, up $7.4 million (7%) from the year ended December 31, 2021. Our revenue performance was primarily due to strong net inflows to our exchange listed products segment (primarily our physical uranium, gold and silver trusts) and higher average AUM from the URNM acquisition. These increases were partially offset by lower average AUM in our managed equities segment and lower carried interest crystallization in our private strategies segment.

Commission revenues

Commission revenues were $5 million in the quarter, down $9.1 million (64%) from the quarter ended December 31, 2021 and $30.7 million on a full year basis, down $14.6 million (32%) from the year ended December 31, 2021. Net commissions were $2.9 million in the quarter, down $4.1 million (59%) from the quarter ended December 31, 2021 and $16.2 million on a full year basis, down $7.8 million (33%) from the year ended December 31, 2021. Lower commissions were due to weaker mining equity origination activity in our brokerage segment.

Finance income

Finance income was $1.4 million in the quarter, up $0.7 million (83%) from the quarter ended December 31, 2021 and $5 million on a full year basis, up $1.5 million (41%) from the year ended December 31, 2021. Our results were primarily driven by higher income generation in co-investment positions we hold in LPs managed in our private strategies segment.

Key expense lines

Compensation

Net compensation expense was $12.5 million in the quarter, up $0.1 million (1%) from the quarter ended December 31, 2021 and $56.3 million on a full year basis, up $8.4 million (18%) from the year ended December 31, 2021. The increase was primarily due to higher long-term incentive plan ("LTIP") amortization as a result of grant date valuations required on the launch of our new 2022 LTIP program. This higher accounting valuation on our LTIP amortization was partially offset by lower annual incentive compensation ("AIP").

Selling, general & administrative ("SG&A")

SG&A was $4.1 million in the quarter, down $0.1 million (2%) from the quarter ended December 31, 2021 and $16 million on a full year basis, up $1.3 million (9%) from the year ended December 31, 2021. The increase on a full year basis was mainly due to higher marketing and technology costs.

Earnings

Net income was $7.3 million ($0.29 per share) in the quarter, down 28% or $2.8 million ($0.12 per share) from the quarter ended December 31, 2021 and $17.6 million on a full year basis ($0.70 per share), down 47%, or $15.6 million ($0.63 per share) from the year ended December 31, 2021. Net income was negatively impacted by a combination of weaker equity origination activity in our brokerage segment, unrealized losses on co-investments and legacy digital gold investments, FX losses and non-recurring severance costs.

Adjusted base EBITDA was $18.1 million ($0.72 per share) in the quarter, up 2%, or $0.4 million ($0.01 per share) from the quarter ended December 31, 2021 and $71 million ($2.83 per share) on a full year basis, up 11%, or $6.9 million ($0.25 per share) from the year ended December 31, 2021. Our results benefited from strong net inflows to our physical trusts (primarily our physical uranium, gold and silver trusts) and the URNM acquisition. These increases were only partially offset by weaker mining equity origination activity in our brokerage segment and lower AUM in our managed equities segment.

Additional revenues and expenses

We experienced unrealized investment losses from market value depreciation of our co-investments, certain equity holdings and digital gold strategies.

Other income was higher in the quarter due to an increase in income attributable to non-controlling interest. Conversely, other income was lower on a full year basis due to a decrease in income attributable to non-controlling interest.

Amortization of intangibles was lower from the prior period due to the reclassification of a management contract from finite life to indefinite life in the first quarter. Depreciation of property and equipment was slightly lower from the prior period.

Other expenses were lower primarily due to last year's payment of contingent consideration related to the Tocqueville acquisition.

Balance sheet

Total assets were $383.7 million, up $17.9 million from December 31, 2021. The increase was primarily due to the addition of an indefinite life fund management contract related to the URNM acquisition, an increase in assets attributable to non-controlling interest and co-investments in our funds. Total liabilities were $106.5 million, up $31.8 million from December 31, 2021. The increase was primarily due to loan facility drawdowns used to fund certain co-investments and the URNM acquisition as well as an increase in liabilities related to non-controlling interests. Total shareholders' equity was $277.3 million, down $13.9 million from December 31, 2021 primarily due to FX translation losses during the year.

Reportable operating segments

Exchange listed products

(In thousands $)	3 months ended		12 months ended	
	Dec. 31, 2022	Dec. 31, 2021	Dec. 31, 2022	Dec. 31, 2021
Summary income statement				
Management fees	**17,544**	**14,448**	**67,609**	**53,404**
Trailer, sub-advisory and fund expenses	(826)	(344)	(2,840)	(588)
Net Fees	16,718	14,104	64,769	52,816
Commissions	**359**	**5,072**	**9,119**	**9,577**
Commission expense - internal	(26)	(638)	(682)	(1,177)
Commission expense - external	(187)	(2,567)	(4,588)	(4,924)
Net commissions	146	1,867	3,849	3,476
Gain (loss) on investments	634	—	3	—
Other income	52	—	88	2
Total net revenues	17,550	15,971	68,709	56,294
Net compensation	2,987	2,153	12,016	7,033
Severance, new hire accruals and other	164	—	591	—
Selling, general and administrative	947	879	3,004	2,877
Interest expense	527	93	1,315	414
Depreciation and amortization	27	251	104	1,007
Other expenses	(56)	21	2,081	2,621
Total expenses	**4,596**	**3,397**	**19,111**	**13,952**
Income (loss) before income taxes	**12,954**	**12,574**	**49,598**	**42,342**
Adjusted base EBITDA	13,800	12,953	56,948	46,449
Operating margin	81 %	80 %	83 %	81 %
Total AUM	18,055,140	14,959,109	18,055,140	14,959,109
Average AUM	17,085,679	14,771,210	16,724,098	13,513,765

3 and 12 months ended

Income before income taxes was $13 million in the quarter, up $0.4 million (3%) from the quarter ended December 31, 2021 and was $49.6 million on a full year basis, up $7.3 million (17%) from the year ended December 31, 2021. Adjusted base EBITDA was $13.8 million in the quarter, up $0.8 million (7%) from the quarter ended December 31, 2021 and was $56.9 million on a full year basis, up $10.5 million (23%) from the year ended December 31, 2021. Our three and twelve months ended results benefited from higher average AUM given strong inflows to our physical trusts (particularly our physical uranium, gold and silver trusts) and the URNM acquisition in the second quarter. These increases were partially offset by lower commissions earned on the purchase of uranium in the quarter.

Managed equities

(In thousands $)	3 months ended		12 months ended	
	Dec. 31, 2022	Dec. 31, 2021 [1]	Dec. 31, 2022	Dec. 31, 2021 [1]
Summary income statement				
Management fees	**6,386**	**8,337**	**30,577**	**33,736**
Trailer, sub-advisor and fund expenses	(355)	(425)	(1,658)	(1,562)
Direct payouts	(694)	(1,021)	(3,768)	(4,083)
Carried interest and performance fees	**559**	**374**	**578**	**1,082**
Carried interest and performance fee payouts - internal	(240)	(226)	(254)	(752)
Net fees	5,656	7,039	25,475	28,421
Gain (loss) on investments	2,851	2,240	(2,246)	(2,283)
Other income	328	700	801	1,485
Total net revenues	8,835	9,979	24,030	27,623
Net compensation	2,579	2,632	11,483	10,930
Severance, new hire accruals and other	74	2	288	32
Selling, general and administrative	1,447	1,292	5,377	4,706
Interest expense	507	98	1,467	514
Depreciation and amortization	80	88	311	349
Other expenses	(26)	311	1,028	5,023
Total expenses	**4,661**	**4,423**	**19,954**	**21,554**
Income (loss) before income taxes	**4,174**	**5,556**	**4,076**	**6,069**
Adjusted base EBITDA	1,845	3,747	9,932	14,215
Operating margin	33 %	50 %	39 %	49 %
Total AUM	2,752,700	3,281,568	2,752,700	3,281,568
Average AUM	2,634,818	3,295,243	2,940,192	3,323,797

[1] Prior year figures have been restated to conform with current year presentation. In the first quarter of the year, the Company completed the restructuring of its U.S.-based discretionary accounts operations which led to the conversion of those client assets from administrated brokerage assets to actively managed AUM. Consequently, these operations were reclassified to form part of the managed equities segment.

3 and 12 months ended

Income before income taxes was $4.2 million in the quarter, down $1.4 million (25%) from the quarter ended December 31, 2021 and was $4.1 million on a full year basis, down $2 million (33%) from the year ended December 31, 2021. The decrease on a three and twelve months ended basis was mainly due to lower management fees and higher SG&A. These decreases were partially offset by lower other expenses as the prior year included the payment of a contingent consideration related to the Tocqueville acquisition. Adjusted base EBITDA was $1.8 million in the quarter, down $1.9 million (51%) from the quarter ended December 31, 2021 and was $9.9 million on a full year basis, down $4.3 million (30%) from the year ended December 31, 2021. The decrease on a three and twelve months ended basis was mainly due to lower management fees and higher SG&A.

Private strategies [1]

(In thousands $)	3 months ended		12 months ended	
	Dec. 31, 2022	Dec. 31, 2021	Dec. 31, 2022	Dec. 31, 2021
Summary income statement				
Management fees	**3,599**	**3,428**	**13,442**	**13,245**
Trailer, sub-advisor and fund expenses	(23)	(30)	(95)	(114)
Direct payouts	(420)	(346)	(1,123)	(1,264)
Carried interest and performance fees	**660**	**3,924**	**2,687**	**11,153**
Carried interest and performance fee payouts - internal	(327)	(2,290)	(1,342)	(6,470)
Carried interest and performance fee payouts - external	(121)	(790)	(597)	(1,385)
Net fees	3,368	3,896	12,972	15,165
Finance income	1,319	773	4,794	3,447
Gain (loss) on investments	(4,672)	(333)	(4,007)	(2,429)
Other income	9	92	68	313
Total net revenues	24	4,428	13,827	16,496
Net compensation	1,431	1,628	6,842	6,475
Severance, new hire accruals and other	103	—	416	461
Selling, general and administrative	264	276	1,064	1,024
Interest expense	—	—	—	7
Depreciation and amortization	—	—	—	1
Other expenses	131	992	921	801
Total expenses	**1,929**	**2,896**	**9,243**	**8,769**
Income (loss) before income taxes	**(1,905)**	**1,532**	**4,584**	**7,727**
Adjusted base EBITDA	2,796	2,222	9,207	8,921
Operating margin	62 %	57 %	54 %	57 %
Total AUM	1,879,840	1,425,581	1,879,840	1,425,581
Average AUM	1,882,378	1,397,881	1,636,178	1,104,350

[1] In the first quarter of the year, the Company renamed the Lending segment to "Private strategies" in order to reflect the successful growth of its streaming funds alongside its traditional lending partnership vehicles.

3 and 12 months ended

Loss before income taxes was $1.9 million in the quarter, down $3.4 million from the quarter ended December 31, 2021. Income before income taxes was $4.6 million on a full year basis, down $3.1 million (41%) from the year ended December 31, 2021. The decrease on a three and twelve months ended basis was primarily due to higher unrealized losses on co-investments and lower carried interest. These decreases were only partially offset by higher management fees and higher finance income on our co-investments. Adjusted base EBITDA was $2.8 million in the quarter, up $0.6 million (26%) from the quarter ended December 31, 2021 and was $9.2 million on a full year basis, up $0.3 million (3%) from the year ended December 31, 2021. The increase on a three and twelve months ended basis was primarily due to higher management fees and finance income as mentioned above.

Brokerage

(In thousands $)	3 months ended		12 months ended	
	Dec. 31, 2022	Dec. 31, 2021 [(1)]	Dec. 31, 2022	Dec. 31, 2021 [(1)]
Summary income statement				
Commissions	**4,398**	**8,388**	**20,874**	**34,216**
Commission expense - internal	(1,553)	(3,490)	(8,450)	(14,336)
Commission expense - external	(398)	(449)	(761)	(776)
Net commissions	2,447	4,449	11,663	19,104
Finance income	120	15	197	63
Gain (loss) on investments	73	175	(1,031)	204
Other income	186	21	432	73
Total net revenues	2,826	4,660	11,261	19,444
Net compensation	725	1,517	4,832	6,832
Severance, new hire accruals and other	118	174	436	216
Selling, general and administrative	657	862	2,956	2,785
Interest expense	—	4	3	25
Depreciation and amortization	13	147	308	569
Other expenses	1,196	157	1,309	706
Total expenses	**2,709**	**2,861**	**9,844**	**11,133**
Income (loss) before income taxes	**117**	**1,799**	**1,417**	**8,311**
Adjusted base EBITDA	1,396	2,150	4,602	9,768
Operating margin	53 %	47 %	36 %	47 %

[(1)] Prior year figures have been restated to conform with current year presentation. In the first quarter of the year, the Company completed the restructuring of its U.S.-based discretionary accounts operations which led to the conversion of those client assets from administrated brokerage assets to actively managed AUM. Consequently, these operations were reclassified to form part of the managed equities segment.

3 and 12 months ended

Income before income taxes was $0.1 million in the quarter, down $1.7 million (93%) from the quarter ended December 31, 2021 and was $1.4 million on a full year basis, down $6.9 million (83%) from the year ended December 31, 2021. Adjusted base EBITDA was $1.4 million in the quarter, down $0.8 million (35%) from the quarter ended December 31, 2021 and was $4.6 million on a full year basis, down $5.2 million (53%) from the year ended December 31, 2021. Our three and twelve months ended results were impacted by weaker mining equity origination activity in both our Canadian and U.S. broker dealers. Our results were also impacted by unrealized losses on certain equity holdings on a full year basis.

Corporate

This segment is primarily a cost center that provides capital, balance sheet management and shared services to the Company's subsidiaries.

	3 months ended		12 months ended	
(In thousands $)	Dec. 31, 2022	Dec. 31, 2021	Dec. 31, 2022	Dec. 31, 2021
Summary income statement				
Gain (loss) on investments	118	(2,016)	(3,388)	2,609
Other income	47	42	100	89
Total revenues	**165**	**(1,974)**	**(3,288)**	**2,698**
Net compensation	4,255	3,950	18,547	14,454
Severance, new hire accruals and other	632	—	3,329	—
Selling, general and administrative	491	513	2,390	2,118
Interest expense	29	44	125	197
Depreciation and amortization	439	521	1,808	2,375
Other expenses	502	997	5,047	2,106
Total expenses	**6,348**	**6,025**	**31,246**	**21,250**
Income (loss) before income taxes	**(6,183)**	**(7,999)**	**(34,534)**	**(18,552)**
Adjusted base EBITDA	(2,119)	(4,317)	(10,518)	(16,071)

3 and 12 months ended

- Investment loss on a full year basis was due to market value depreciation of our legacy digital gold strategies.
- Net compensation was higher largely due to higher LTIP amortization as a result of grant date valuations required on the launch of our new 2022 LTIP program. This higher accounting valuation on our LTIP amortization was partially offset by lower AIP.
- Severance, new hire accruals and other primarily includes compensation and other transition payments to the former CEO that is currently scheduled to be paid out in 2022, 2023 and 2024.
- Other expenses increased primarily due to FX translation movements.

Dividends

The following dividends were declared by the Company during the last three years:

Record date	Payment Date	Cash dividend per share	Total dividend amount (in thousands $)
November 14, 2022 - Regular dividend Q3 2022	November 29, 2022	$0.25	6,480
August 12, 2022 - Regular dividend Q2 2022	August 29, 2022	$0.25	6,484
May 16, 2022 - Regular dividend Q1 2022	May 31, 2022	$0.25	6,500
March 7, 2022 - Regular dividend Q4 2021	March 22, 2022	$0.25	6,467
Dividends declared in 2022 [1]			25,931
November 15, 2021 - Regular dividend Q3 2021	November 30, 2021	$0.25	6,429
August 16, 2021 - Regular dividend Q2 2021	August 31, 2021	$0.25	6,426
May 17, 2021 - Regular dividend Q1 2021	June 1, 2021	$0.25	6,426
March 8, 2021 - Regular dividend Q4 2020	March 23, 2021	$0.25	6,426
Dividends declared in 2021			25,707
November 23, 2020 - Regular dividend Q3 2020	December 8, 2020	$0.25	6,378
August 17, 2020 - Regular dividend Q2 2020	September 1, 2020	$0.23	5,915
May 19, 2020 - Regular dividend Q1 2020	June 3, 2020	CAD$0.30	5,560
March 9, 2020 - Regular dividend Q4 2019	March 24, 2020	CAD$0.30	5,387
Dividends declared in 2020			23,240

[1] Subsequent to year end, on February 23, 2023, a regular dividend of $0.25 per common share was declared for the quarter ended December 31, 2022. This dividend is payable on March 21, 2023 to shareholders of record at the close of business on March 6, 2023.

Capital stock

Including the 0.6 million unvested common shares currently held in the EPSP Trust (December 31, 2021 - 0.8 million), total capital stock issued and outstanding was 26 million (December 31, 2021 - 25.8 million). During the year, the Company issued 72,464 shares related to the URNM acquisition. This issuance was more than offset by the repurchase and cancellation of 81,538 shares through the normal course issuer bid.

Earnings per share for the current and prior periods have been calculated using the weighted average number of shares outstanding during the respective periods. Basic earnings per share was $0.29 for the quarter and $0.70 on a full year basis compared to $0.41 and $1.33 in the prior periods, respectively. Diluted earnings per share was $0.28 in the quarter and $0.67 on a full year basis compared to $0.39 and $1.28 in the prior periods, respectively. Diluted earnings per share reflects the dilutive effect of in-the-money stock options, unvested shares held in the EPSP Trust and outstanding restricted stock units.

A total of 12,500 stock options are outstanding pursuant to our stock option plan, all of which are exercisable.

Liquidity and capital resources

As at December 31, 2022, the Company had $54.4 million (December 31, 2021 - $29.8 million) outstanding on its credit facility, all of which is due on December 14, 2025. The increased draws on our loan facility were necessary to fund the URNM acquisition as well as additional co-investments during the year.

The Company has access to a credit facility of $120 million with a major Canadian schedule I chartered bank. Amounts under the facility may be borrowed through prime rate loans or bankers' acceptances. Amounts may also be borrowed in U.S. dollars through base rate loans. As at December 31, 2022, the Company was in compliance with all covenants, terms and conditions under the credit facility. Key terms under the credit facility are noted below:

Structure

- 5-year, $120 million revolver with "bullet maturity" December 14, 2025

Interest rate

- Prime rate + 0 bps

- Base rate + 0 bps or;

- Banker acceptance rate + 170 bps

Covenant terms

- Minimum AUM: 70% of AUM on November 13, 2020

- Debt to EBITDA less than or equal to 2.5:1

- EBITDA to interest expense more than or equal to 2.5:1

Commitments

The Company has commitments to make co-investments in private strategies LPs arising from our private strategies segment or commitments to make co-investments in fund strategies in the Company's other segments. As at December 31, 2022, the Company had $5.7 million in co-investment commitments from the private strategies segment due within one year (December 31, 2021 - $7.7 million) and $0.4 million due after one year (December 31, 2021 - $Nil).

The following are the remaining contractual maturities of financial liabilities as at December 31, 2022 (in thousands $):

Contractual obligations	Carrying Amount	Less than 1 year	1-3 years	4-5 years	More than 5 years
Lease obligation	4,515	2,062	1,665	788	—
Compensation payable	12,342	12,342	—	—	—
Operating accounts payable	8,641	8,641	—	—	—
Contingent consideration on URNM acquisition	4,352	—	4,352	—	—
Loan facility	54,437	—	54,437	—	—
	84,287	23,045	60,454	788	—

Critical accounting estimates, judgements and changes in accounting policies

The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities are described below. The Company based its assumptions and estimates on parameters available when the financial statements were prepared. Existing circumstances and assumptions about future developments may change due to market changes or circumstances arising beyond the control of the Company. Such changes are reflected in the assumptions and estimates as they occur. The Company's significant accounting policies are described in Note 2 of the annual financial statements. Certain of these accounting policies require management to make key assumptions concerning the future and consider other sources of estimation uncertainty at the reporting date. These accounting estimates are considered critical because they require subjective and/or complex judgements that may have a material impact on the value of our assets, liabilities, revenues and expenses.

Critical accounting estimates

Impairment of goodwill and intangible assets

All indefinite life intangible assets and goodwill are assessed for impairment annually, however, finite life intangibles are only tested for impairment to the extent indicators of impairment exist at the time of a quarterly assessment. In the case of goodwill and indefinite life intangibles, this annual test for impairment augments the quarterly impairment indicator assessments. Values associated with goodwill and intangibles involve estimates and assumptions, including those with respect to future cash inflows and outflows, discount rates, AUM and asset lives. These estimates require significant judgment regarding market growth rates, fund flow assumptions, expected margins and costs, all of which could affect the Company's future results if estimates of future performance and fair value change.

Fair value of financial instruments

When the fair value of financial assets and financial liabilities recorded in the consolidated balance sheets cannot be derived from active markets, they are determined using valuation techniques and models. Model inputs are taken from observable markets where possible, but where this is not feasible, unobservable inputs may be used. These unobservable inputs include, but are not limited to, projected cash flows, discount rates, comparable recent transactions, volatility of underlying securities in warrant valuations and extraction recovery rates of mining projects. The use of unobservable inputs can involve significant judgment and materially affect the reported fair value of financial instruments.

Contingent consideration

The URNM acquisition necessitated the recognition of contingent consideration for the amounts payable in cash under the terms of the purchase agreement. The consideration is subject to certain financial performance conditions based on the average AUM of the fund over the two-year period from closing of the transaction. The key judgements utilized in the estimation of the contingent consideration were fund flow assumptions.

Significant judgements

Investments in other entities

IFRS 10 *Consolidated Financial Statements* ("IFRS 10") and IAS 28 *Investments in Associates and Joint Ventures* ("IAS 28") provide for the use of judgment in determining whether an investee should be included within the consolidated financial statements of the Company and on what basis (subsidiary, joint venture, financial instrument or associate). Significant judgment is applied in evaluating facts and circumstances relevant to the Company and investee, including: (1) the extent of the Company's direct and indirect interest in the investee; (2) the level of compensation to be received from the investee for management and other services provided to it; (3) "kick out rights" available to other investors in the investee; and (4) other indicators of the extent of power that the Company has over the investee.

Managing financial risks

Market risk

The Company separates market risk into three categories: price risk, interest rate risk and foreign currency risk.

Price risk

Price risk arises from the possibility that changes in the price of the Company's on and off-balance sheet assets and liabilities will result in changes in the carrying value or recoverable amounts. The Company's revenues are also exposed to price risk since management fees, carried interest and performance fees are correlated with AUM, which fluctuates with changes in the market values of the assets in the funds and managed accounts managed by the Company.

Interest rate risk

Interest rate risk arises from the possibility that changes in interest rates will adversely affect the value of, or cash flows from, financial instrument assets and liabilities. The Company's earnings, particularly through its private strategies segment, are exposed to volatility as a result of sudden changes in interest rates. Management takes into account a number of factors and is committed to several processes to ensure that this risk is appropriately managed.

Foreign currency risk

The Company enters into transactions that are denominated primarily in U.S. and Canadian dollars. Foreign currency risk arises from foreign exchange rate movements that could negatively impact either the carrying value of financial assets and liabilities or the related cash flows which are denominated in currencies other than the functional currency of the Company and its subsidiaries. The Company may employ certain hedging strategies to mitigate foreign currency risk.

Credit risk

Credit risk is the risk that a borrower will not honor its commitments and a loss to the Company may result. Credit risk generally arises in the Company's investments portfolio.

Investments

The Company incurs credit risk when entering into, settling and financing transactions with counterparties. Management takes into account a number of factors and is committed to several processes to ensure that this risk is appropriately managed.

Other

The majority of accounts receivable relate to management fees, carried interest and performance fees receivable from the funds and managed accounts managed by the Company. These receivables are short-term in nature and any credit risk associated with them is managed by dealing with counterparties that the Company believes to be creditworthy and by actively monitoring credit exposure and the financial health of the counterparties.

Liquidity risk

Liquidity risk is the risk that the Company cannot meet a demand for cash or fund its obligations as they come due. The Company's exposure to liquidity risk is minimal as it maintains sufficient levels of liquid assets to meet its obligations as they come due. Additionally, the Company has access to a $120 million committed line of credit with a major Canadian schedule I chartered bank. As part of its cash management program, the Company primarily invests in short-term debt securities issued by the Government of Canada with maturities of less than three months.

The Company's exposure to liquidity risk as it relates to our co-investments in private strategies LPs arises from fluctuations in cash flows from making capital calls and receiving capital distributions. The Company manages its co-investment liquidity risk through the ongoing monitoring of scheduled capital calls and distributions ("match funding") and through its broader treasury risk management program and enterprise capital budgeting.

Financial liabilities, including accounts payable and accrued liabilities and compensation payable, are short-term in nature and are generally due within a year.

The Company's management team is responsible for reviewing resources to ensure funds are readily available to meet its financial obligations as they come due, as well as ensuring adequate funds exist to support business strategies and operations growth. The Company manages liquidity risk by monitoring cash balances on a daily basis and through its broader treasury risk management program. To meet any liquidity shortfalls, actions taken by the Company could include: drawing on the line of credit; slowing its co-investment activities; liquidating investments; adjust or otherwise temporarily suspend AIPs; cut or temporarily suspend its dividend; and/or issuing common shares.

Concentration risk

A significant portion of the Company's AUM as well as its investments are focused on the natural resource sector, and in particular, precious metals and energy transition material related investments and transactions. In addition, from time-to-time, certain investment may be concentrated to a material degree in a single position or group of positions. Management takes into account a number of factors and is committed to several processes to ensure that this risk is appropriately managed.

Disclosure controls and procedures ("DC&P") and internal control over financial reporting ("ICFR")

Management is responsible for the design and operational effectiveness of DC&P and ICFR in order to provide reasonable assurance regarding the disclosure of material information relating to the Company. This includes information required to be disclosed in the Company's annual filings, interim filings and other reports filed under securities legislation, as well as the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

Our chief executive officer and chief financial officer, after evaluating the effectiveness of our DC&P and ICFR (as defined in the applicable U.S. and Canadian securities laws), concluded that the Company's DC&P and ICFR were properly designed and were operating effectively as at December 31, 2022. In addition, there were no material changes to ICFR during the quarter and the year.

Managing non-financial risks

Confidentiality of information

Confidentiality is essential to the success of the Company's business, and it strives to consistently maintain the highest standards of trust, integrity and professionalism. Account information is kept under strict control in compliance with all applicable laws, and physical, procedural, and electronic safeguards are maintained in order to protect this information from access by unauthorized parties. The Company keeps the affairs of its clients confidential and does not disclose the identities of clients (absent expressed client consent to do so). If a prospective client requests a reference, the Company will not provide the name of an existing client before receiving permission from that client to do so.

Conflicts of interest

The Company established a number of policies with respect to employee personal trading. Employees may not trade any of the securities held or being considered for investment by any of the Company's funds without prior approval. In addition, employees must receive prior approval before they are permitted to buy or sell securities. Speculative trading is strongly discouraged. All employees must comply with the Company's Code of Ethics. The code establishes strict rules for professional conduct including the management of conflicts of interest.

Independent review committee

National Instrument 81-107 - Independent Review Committee for Investment Funds ("NI 81-107") requires all publicly offered investment funds to establish an independent review committee ("IRC") to whom all conflicts of interest matters must be referred for review and approval. The Company established an IRC for its public funds. As required by NI 81-107, the Company established written policies and procedures for dealing with conflict of interest matters and maintains records in respect of these matters and provides assistance to the IRC in carrying out its functions. The IRC is comprised of three independent members, and is subject to requirements to conduct regular assessments and provide reports to the Company and to the holders of interests in public funds in respect of its functions.

Insurance

The Company maintains appropriate insurance coverage for general business and liability risks as well as insurance coverage required by regulation. Insurance coverage is reviewed periodically to ensure continued adequacy.

Internal controls and procedures

Several of the Company's subsidiaries operate in regulated environments and are subject to business conduct rules and other rules and regulations. The Company has internal control policies related to business conduct. They include controls required to ensure compliance with the rules and regulations of relevant regulatory bodies including the OSC, the New Self-Regulatory Organization of Canada, FINRA and the U.S. Securities and Exchange Commission ("SEC").

Enterprise risk management

The starting point to any enterprise risk management program ("ERM") is the articulation of a risk appetite, which is the amount and types of risk we are willing to accept in our pursuit of business objectives. A company's risk appetite is the bedrock upon which an ERM framework is established.

Our risk appetite is primarily based on specific regulatory and legal environment considerations; general environmental, social and governance responsibilities; the need for sound capital adequacy and treasury management processes; the preservation of our positive reputation among current and future stakeholders; the natural expectation of our shareholders that we take appropriate and reasonable levels of risk in our various business segments to maximize shareholder returns; and our overall desire to be good corporate citizens as part of our organizational culture and core values. The aforementioned considerations formed the basis for our risk appetite statements noted below:

- Regardless of loss probability, we will only accept inherent or residual risks that we have a proven, demonstrable ability to understand, diligently manage on an ongoing basis and thoroughly consider and balance relative to the outcomes; and

- Our risk appetite is low around any actions or inactions that could materially jeopardize the Company's reputation, core values or commitment to its stakeholders. Furthermore, at no point would we ever accept existential inherent or residual risks, regardless of loss probability.

The ERM process involves a comprehensive drill down through the organization to its constituent parts to identify all salient risks and evaluate them through the lens of our risk appetite. The following is a summary of the ERM steps used to filter organizational risks through our risk appetite:

- Identify all major processes within each business segment (and enterprise shared services function supporting them);

- Identify materially relevant inherent risks (both quantitative and qualitative), that may arise in each major process area;

- Rate each inherent risk (in the absence of internal controls), based on the degree of event probability and impact to the organization;

- Determine our risk tolerance for each inherent risk previously identified and rated;

- Identify internal controls in place (or needed) to mitigate the inherent risks down to the appropriate "residual level" (i.e. determine the post-controls risk rating and compare it to our predetermined risk tolerance level). NOTE: we stratify our internal controls universe using the "three lines of defense" approach recommended by the Institute of Internal Auditors prior to evaluating the effectiveness of internal controls;

- Compare all residual risk ratings to their corresponding risk tolerance level to ensure the risk is being appropriately managed (i.e. there are a sufficient number of, and appropriate types of, internal controls in place to manage the risk in light of our risk tolerance), and if not, take further action;

- Test, document and report on the effectiveness of the ERM program in managing risks within the boundaries of our risk appetite.

Additional information relating to the Company, including the Company's Annual Information Form is available on EDGAR at www.sec.gov and SEDAR at www.sedar.com.

26

Consolidated Financial Statements

Years ended December 31, 2022 and 2021





Management's responsibility for financial reporting

The accompanying consolidated financial statements, which consolidate the financial results of Sprott Inc. (the "Company"), were prepared by management, who are responsible for the integrity and fairness of all information presented in the consolidated financial statements and management's discussion and analysis ("MD&A") for the years ended December 31, 2022 and 2021. The consolidated financial statements were prepared by management in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Financial information presented in the MD&A is consistent with that in the consolidated financial statements.

In management's opinion, the consolidated financial statements have been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized in Note 2 of the consolidated financial statements. Management maintains a system of internal controls to meet its responsibilities for the integrity of the consolidated financial statements.

The board of directors of the Company appoints the Company's audit and risk management committee annually. Among other things, the mandate of the audit & risk committee includes the review of the consolidated financial statements of the Company on a quarterly basis and the recommendation to the board of directors for approval. The audit & risk committee has access to management and the auditors to review their activities and to discuss the external audit program, internal controls, accounting policies and financial reporting matters.

KPMG LLP performed an independent audit of the consolidated financial statements, as outlined in the auditors' report contained herein. KPMG LLP had, and has, full and unrestricted access to management of the Company, the audit & risk committee and the board of directors to discuss their audit and related findings and have the right to request a meeting in the absence of management at any time.

W. Whitney George

Whitney George
Chief Executive Officer

K. Hibbert

Kevin Hibbert, FCPA, FCA
Chief Financial Officer and Senior Managing Partner

February 23, 2023

Management's responsibility for financial controls

The management of Sprott Inc. (the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting, and has designed such internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Management has used the *Internal Control – Integrated Framework (2013)* to evaluate the effectiveness of internal control over financial reporting, which is a recognized and suitable framework developed by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has evaluated the design and operation of the Company's internal control over financial reporting as of December 31, 2022, and has concluded that such internal control over financial reporting is effective. There are no material weaknesses that have been identified by management in this regard.

KPMG LLP, the independent auditors appointed by the shareholders of the Company, who have audited the consolidated financial statements, have also audited internal control over financial reporting and have issued their report below.



Whitney George
Chief Executive Officer

Kevin Hibbert, FCPA, FCA
Chief Financial Officer and Senior Managing Partner

February 23, 2023



KPMG LLP
Bay Adelaide Centre
333 Bay Street, Suite 4600
Toronto, ON M5H 2S5
Canada
Tel 416-777-8500
Fax 416-777-8818

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Sprott Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Sprott Inc. and its subsidiaries (the Company) as of December 31, 2022 and 2021, the related consolidated statements of operations and comprehensive income, changes in shareholders' equity, and cash flows for the years then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and its financial performance and its cash flows for the years then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 23, 2023 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.



We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit and risk management committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which they relate.

Valuation of indefinite life fund management contracts

As discussed in note 2 to the consolidated financial statements, an annual test for impairment augments the quarterly impairment indicator assessment of impairment for indefinite life intangibles. The recoverable amounts associated with intangibles involve estimates and assumptions, including those with respect to future cash inflows and outflows, discount rates and asset lives, and are determined using the value-in-use method. These estimates require significant judgment regarding market growth rates, discount rates, fund flow assumptions, expected margins and costs which could affect the Company's future results. As discussed in note 7 to the consolidated financial statements, the Company's indefinite life fund management contracts totaled $178,613 thousand as of December 31, 2022.

We identified the assessment of the recoverable amount of the indefinite-life fund management contracts as a critical audit matter. A higher degree of auditor judgment was required to evaluate the significant assumptions, which were determined to be fund flow assumptions and discount rates, used in determining the recoverable amount. The sensitivity of reasonably possible changes to those assumptions could have had a significant impact on the determination of the recoverable amount of the indefinite-life fund management contracts.



The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company's impairment testing process, including controls over the development of the significant assumptions. We evaluated the Company's ability to forecast fund flows by comparing historical forecasts to actual results. We evaluated the forecasted fund flows by considering external market and industry outlook data. We performed a sensitivity analysis over the forecasted fund flows and discount rates to assess the impact to the Company's determination that the recoverable amount of the indefinite-life fund management contracts exceeded the carrying amount.

We involved a valuation professional with specialized skills and knowledge, who assisted in:

– assessing the discount rates used by management by comparing against discount rate ranges that were developed using publicly available market data and independently developed assumptions; and

– assessing the recoverable amounts determined by management using the forecasted fund flows and discount rates by evaluating the implied earnings before interest, taxes, depreciation and amortization ("EBITDA") multiples by comparing to publicly available EBITDA multiples for comparable companies.

We have served as the Company's auditor since 2016.

KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada
February 23, 2023



KPMG LLP
Bay Adelaide Centre
333 Bay Street, Suite 4600
Toronto, ON M5H 2S5
Canada
Tel 416-777-8500
Fax 416-777-8818

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors Sprott Inc.:

Opinion on Internal Control Over Financial Reporting

We have audited Sprott Inc. and its subsidiaries' (the Company) internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2022 and 2021, the related consolidated statements of operations and comprehensive income, shareholders' equity, and cash flows for the years then ended, and the related notes (collectively, the consolidated financial statements), and our report dated February 23, 2023 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.



We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada
February 23, 2023

Consolidated balance sheets

As at (In thousands of US dollars)		Dec. 31 2022	Dec. 31 2021
Assets			
Current			
Cash and cash equivalents		51,678	49,805
Fees receivable		10,967	13,183
Short-term investments	(Notes 3 & 10)	3,348	6,133
Other assets	(Note 5)	8,723	6,793
Income taxes recoverable		2,247	1,613
Total current assets		76,963	77,527
Co-investments	(Notes 4 & 10)	73,573	68,765
Other assets	(Notes 5 & 10)	21,271	12,433
Property and equipment, net	(Note 6)	12,496	16,479
Intangible assets	(Note 7)	178,613	170,061
Goodwill	(Note 7)	19,149	19,149
Deferred income taxes	(Note 9)	1,683	1,459
		306,785	288,346
Total assets		383,748	365,873
Liabilities and shareholders' equity			
Current			
Accounts payable and accrued liabilities		10,703	9,362
Compensation payable		12,342	15,751
Income taxes payable		2,707	3,005
Total current liabilities		25,752	28,118
Other accrued liabilities		18,061	8,280
Loan facility	(Note 15)	54,437	29,769
Deferred income taxes	(Note 9)	8,227	8,487
Total liabilities		106,477	74,654
Shareholders' equity			
Capital stock	(Note 8)	428,475	417,425
Contributed surplus	(Note 8)	33,716	35,357
Deficit		(105,305)	(97,006)
Accumulated other comprehensive loss		(79,615)	(64,557)
Total shareholders' equity		277,271	291,219
Total liabilities and shareholders' equity		383,748	365,873

Commitments and provisions   (Note 16)

The accompanying notes form part of the consolidated financial statements

"Ron Dewhurst"   *"Sharon Ranson, FCPA, FCA "*
Director   Director

Consolidated statements of operations and comprehensive income

		For the years ended	
(In thousands of US dollars, except for per share amounts)		Dec. 31 2022	Dec. 31 2021
Revenues			
Management fees		115,355	103,909
Carried interest and performance fees		3,265	12,235
Commissions		30,663	45,266
Finance income		4,991	3,535
Gain (loss) on investments	(Notes 3, 4 and 5)	(10,242)	(1,883)
Other income	(Note 5)	1,150	1,583
Total revenues		145,182	164,645
Expenses			
Compensation	(Note 8)	77,117	76,721
Trailer, sub-advisor and fund expenses		10,539	9,745
Selling, general and administrative		15,978	14,697
Interest expense		2,923	1,161
Amortization of intangibles	(Note 7)	—	930
Depreciation of property and equipment	(Note 6)	3,355	3,622
Other expenses	(Note 5)	10,191	12,579
Total expenses		120,103	119,455
Income before income taxes for the year		25,079	45,190
Provision for income taxes	(Note 9)	7,447	12,005
Net income for the year		17,632	33,185
Net income per share:			
Basic	(Note 8)	0.70	1.33
Diluted	(Note 8)	0.67	1.28
Net income for the year		17,632	33,185
Other comprehensive income			
Items that may be reclassified subsequently to profit or loss			
Foreign currency translation gain (loss) (taxes of $Nil)		(15,058)	1,043
Total other comprehensive income (loss)		(15,058)	1,043
Comprehensive income		2,574	34,228

The accompanying notes form part of the consolidated financial statements

Consolidated statements of changes in shareholders' equity

(In thousands of US dollars, other than number of shares)		Number of shares outstanding	Capital stock	Contributed surplus	Deficit	Accumulated other comprehensive income (loss)	Total equity
At Dec. 31, 2021		24,991,620	417,425	35,357	(97,006)	(64,557)	291,219
Shares acquired for equity incentive plan	(Note 8)	(180,594)	(6,948)	—	—	—	(6,948)
Issuance of shares on exercise of stock options	(Note 8)	115,102	1,807	(680)	—	—	1,127
Shares released on vesting of equity incentive plan	(Note 8)	324,568	12,867	(12,867)	—	—	—
Foreign currency translation gain (loss)		—	—	—	—	(15,058)	(15,058)
Stock-based compensation	(Note 8)	—	—	17,041	—	—	17,041
Issuance and released on vesting of RSUs	(Note 8)	80,345	2,210	(5,135)	—	—	(2,925)
Issuance of shares to purchase management contract	(Note 8)	72,464	4,000	—	—	—	4,000
Shares acquired and canceled under normal course issuer bid	(Note 8)	(81,538)	(3,036)	—	—	—	(3,036)
Dividends declared	(Note 12)	3,927	150	—	(25,931)	—	(25,781)
Net income		—	—	—	17,632	—	17,632
Balance, Dec. 31, 2022		25,325,894	428,475	33,716	(105,305)	(79,615)	277,271
At Dec. 31, 2020		24,789,365	417,758	43,309	(104,484)	(65,600)	290,983
Shares acquired for equity incentive plan	(Note 8)	(237,172)	(10,201)	—	—	—	(10,201)
Issuance of shares to settle contingent consideration	(Note 8)	93,023	3,000	(4,879)	—	—	(1,879)
Shares released on vesting of equity incentive plan	(Note 8)	237,626	4,382	(4,382)	—	—	—
Foreign currency translation gain (loss)		—	—	—	—	1,043	1,043
Stock-based compensation	(Note 8)	—	—	3,650	—	—	3,650
Issuance and released on vesting of RSUs	(Note 8)	105,291	2,341	(2,341)	—	—	—
Dividends declared	(Note 12)	3,487	145	—	(25,707)	—	(25,562)
Net income		—	—	—	33,185	—	33,185
Balance, Dec. 31, 2021		24,991,620	417,425	35,357	(97,006)	(64,557)	291,219

The accompanying notes form part of the consolidated financial statements

Consolidated statements of cash flows

	For the years ended	
(In thousands of US dollars)	Dec. 31 2022	Dec. 31 2021
Operating activities		
Net income for the period	17,632	33,185
Add (deduct) non-cash items:		
(Gain) loss on investments	10,242	1,883
Stock-based compensation	17,041	3,650
Depreciation and amortization of property, equipment and intangible assets	3,355	4,552
Deferred income tax expense	—	4,034
Current income tax expense	7,447	7,971
Other items	(542)	(1,291)
Income taxes paid	(8,070)	(7,838)
Changes in:		
Fees receivable	2,216	8,398
Other assets	(7,438)	2,294
Accounts payable, accrued liabilities and compensation payable	(9,387)	(5,592)
Cash provided by (used in) operating activities	32,496	51,246
Investing activities		
Purchase of investments	(25,771)	(15,225)
Sale of investments	12,907	35,843
Purchase of property and equipment	(128)	(693)
Management contract consideration	(10,500)	(40,559)
Cash provided by (used in) investing activities	(23,492)	(20,634)
Financing activities		
Acquisition of common shares for equity incentive plan	(6,948)	(10,201)
Acquisition of common shares under normal course issuer bid	(3,036)	—
Cash received on exercise of stock options	1,127	—
Repayment of lease liabilities	(2,329)	(1,969)
Contributions from non-controlling interest	7,320	892
Net advances from loan facility	25,750	12,652
Dividends paid	(25,781)	(25,562)
Cash provided by (used in) financing activities	(3,897)	(24,188)
Effect of foreign exchange on cash balances	(3,234)	(725)
	1,873	5,699
Cash and cash equivalents, beginning of the year	49,805	44,106
Cash and cash equivalents, end of the year	51,678	49,805
Cash and cash equivalents:		
Cash	51,494	44,087
Short-term deposits	184	5,718
	51,678	49,805

The accompanying notes form part of the consolidated financial statements

SPROTT INC.
Notes to the consolidated financial statements
For the years ended December 31, 2022 and 2021

1   Corporate information

Sprott Inc. (the "Company") was incorporated under the Business Corporations Act (Ontario) on February 13, 2008. Its registered office is at Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2600, Toronto, Ontario M5J 2J1.

2   Summary of significant accounting policies

Statement of compliance

These annual audited consolidated financial statements for the years ended December 31, 2022 and 2021 ("financial statements") have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

They have been authorized for issue by a resolution of the board of directors of the Company on February 23, 2023 and include all subsequent events up to that date.

Basis of presentation

These financial statements have been prepared on a going concern basis and on a historical cost basis, except for financial assets and financial liabilities classified as fair value through profit or loss ("FVTPL") or fair value through other comprehensive income ("FVOCI"), both of which have been measured at fair value. The financial statements are presented in U.S. dollars and all values are rounded to the nearest thousand ($000), except when indicated otherwise.

Principles of consolidation

These financial statements of the Company are prepared on a consolidated basis so as to include the accounts of all limited partnerships and corporations the Company is deemed to control under IFRS. Controlled limited partnerships and corporations ("subsidiaries") are consolidated from the date the Company obtains control. All intercompany balances with subsidiaries are eliminated upon consolidation. Subsidiary financial statements are prepared over the same reporting period as the Company and are based on accounting policies consistent with that of the Company.

The Company records third-party interest in the funds which do not qualify to be equity due to redeemable or limited life features, as non-controlling interest liabilities. Such interests are initially recognized at fair value, with any changes recorded in the Other expenses line of the consolidated statements of operations and comprehensive income.

Control exists if the Company has power over the entity, exposure or rights to variable returns from its involvement with the entity and the ability to use its power over the entity to affect the amount of returns the Company receives. In many, but not all instances, control will exist when the Company owns more than one half of the voting rights of a corporation, or is the sole limited and general partner of a limited partnership.

SPROTT INC.
Notes to the consolidated financial statements
For the years ended December 31, 2022 and 2021

The Company currently controls the following principal subsidiaries:

- Sprott Asset Management LP ("SAM");

- Sprott Capital Partners LP ("SCP");

- Sprott U.S. Holdings Inc. ("SUSHI"), parent of: (1) SGRIL Holdings Inc. ("SGRIL Holdings"); (2) Sprott Global Resource Investments Ltd. ("SGRIL"); (3) Sprott Asset Management USA Inc. ("SAM US"); and (4) Resource Capital Investment Corporation ("RCIC"). Collectively, the interests of SUSHI are referred to as "US entities" in these financial statements;

- Sprott Resource Streaming and Royalty Corporation and Sprott Private Resource Streaming and Royalty (Management) Corp ("SRSR");

- Sprott Resource Lending Corp. ("SRLC"); and

- Sprott Inc. 2011 Employee Profit Sharing Plan Trust (the "Trust").

Cash and cash equivalents

Cash and cash equivalents consist of cash on deposit with banks and with carrying brokers, which are not subject to restrictions, and short-term interest bearing notes and treasury bills with a term to maturity of less than three months from the date of purchase.

Investments

Investments classified as short-term, including equity kickers received as consideration for mining finance transactions occurring primarily in our private strategies and brokerage segments, are held with the primary intention of short-term liquidity and capital management. Investments classified as long-term are primarily joint-venture interests or equity stakes in companies held for strategic purposes.

Co-investments

Co-investments are investments we make alongside clients of our various fund strategies to demonstrate the commitment and confidence we have in investment strategies we promote and operate.

Financial instruments

Classification and measurement of financial assets

Financial assets are measured at initial recognition at fair value, and are classified and subsequently measured at FVTPL, amortized cost or FVOCI.

Financial assets are measured at amortized cost if the contractual terms of the instrument give rise to cash flows that are solely payments of principal and interest on the principal amount outstanding and it is held within a business model whose objective is to hold assets to collect contractual cash flows.

Financial assets are measured at FVOCI if the contractual terms of the instrument give rise to cash flows that are solely for payments of principal and interest on the principal amount outstanding and it is held within a business model whose objective is to hold assets to collect contractual cash flow and to sell financial assets. For equity instruments that are not held for trading, the Company may also elect to irrevocably elect, on an investment by investment basis, to present changes in the fair value of an investment through OCI.

All financial assets that are not measured at amortized cost or FVOCI are measured at FVTPL. This includes all derivative financial assets the Company may hold.

SPROTT INC.
Notes to the consolidated financial statements
For the years ended December 31, 2022 and 2021

Valuation of investments

Investments include public equities, share purchase warrants, fixed income securities, mutual funds, private companies and alternative investment strategies, while co-investments are investments held in the funds managed by the Company. Public equities, share purchase warrants and fixed income securities are measured at fair value and are accounted for on a trade-date basis. Mutual fund and alternative investment strategy investments are valued using the net asset value per unit of the fund, which represents the underlying net assets at fair values determined using closing market prices. These investments are generally made in the process of launching a new fund and are redeemed (if open-end) or sold (if closed-end) as third party investors subscribe. The balance represents the Company's maximum exposure to loss associated with the investments. Private holdings include private company investments which are classified as FVTPL and carried at fair value based on the value of the Company's interests in the private companies determined from financial information provided by management of the private companies, which may include operating results, subsequent rounds of financing and other appropriate information. Any change in fair value is recognized in gain (loss) on investments on the consolidated statements of operations and comprehensive income.

Fair value hierarchy

All financial instruments recognized at fair value in the consolidated balance sheets are classified into three fair value hierarchy levels as follows:

- Level 1: valuation based on quoted prices (unadjusted) observed in active markets for identical assets or liabilities;

- Level 2: valuation techniques based on inputs that are quoted prices of similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; inputs other than quoted prices used in a valuation model that are observable for that instrument; and inputs that are derived from or corroborated by observable market data by correlation or other means; and

- Level 3: valuation techniques with significant unobservable market inputs.

The Company will transfer financial instruments into or out of levels in the fair value hierarchy on the reporting date to the extent the instrument no longer satisfies the criteria for inclusion in the category in question. Level 3 valuations are prepared by the Company and reviewed and approved by management at each reporting date. Valuation results, including the appropriateness of model inputs, are compared to actual market transactions to the extent readily available. Valuations of level 3 assets are also discussed with the Audit and Risk Management Committee as deemed necessary by the Company.

Offsetting of financial instruments

Financial assets and financial liabilities are offset and the net amount reported on the consolidated balance sheets if, and only if, there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.

Impairment of financial assets

Expected credit losses are a probability-weighted estimate of future credit losses. Credit losses are measured as the present value of the difference between the cash flows due to the Company in accordance with the contract and the cash flows the Company expects to receive.

SPROTT INC.
Notes to the consolidated financial statements
For the years ended December 31, 2022 and 2021

Recognition of income and related expenses

The Company receives variable consideration in the form of management fees, which are allocated to distinct time periods in which the management services are being provided. Management fees are recognized when they are no longer susceptible to market factors and no longer subject to a significant reversal in revenue.

The Company may also earn variable consideration in the form of carried interest and performance fees. These fees are recognized when they are no longer susceptible to market factors or subject to significant reversal in revenue, which is determined subject to agreements with the underlying funds.

Commission income is recognized when the related services are rendered and no longer subject to a significant reversal in revenue.

Finance income, which includes co-investment income from private strategies LP units and interest income from brokerage client accounts, is recognized on an accrual basis using the effective interest method. Under the effective interest method, the interest rate realized is not necessarily the same as the stated rate in the loan or debenture documents. The effective interest rate is the rate required to discount the future value of all loan or debenture cash flows to their present value and is adjusted for the receipt of cash and non-cash items in connection with the loan.

Costs related to obtaining a contract with clients ("placement fees") are amortized on a systematic basis related to the transfer of services to those clients.

Property and equipment

Property and equipment are recorded at cost and are amortized on a declining balance basis over the expected useful life which ranges from 1 to 5 years. Leasehold improvements are amortized on a straight-line basis over the term of the lease. Artwork is not amortized since it does not have a determinable useful life. The residual values, useful life and methods of amortization for property and equipment are reviewed at each reporting date and adjusted prospectively, if necessary. Any loss resulting from the impairment of property and equipment is expensed in the period the impairment is identified.

Intangible assets

The useful life of an intangible asset is either finite or indefinite. Intangible assets other than goodwill are recognized when they are separable or arise from contractual or other legal rights, and have fair values that can be reliably measured.

Intangible assets that are purchased are measured at the acquisition date and include the fair value of considerations transferred, and include an estimate for contingent consideration where applicable.

Intangible assets with finite lives are amortized over their useful economic life and assessed for impairment indicators at each reporting date, or more frequently if changes in circumstances indicate that the carrying value is greater than its recoverable amount. Intangible assets with finite lives are only tested for impairment if indicators of impairment exist at the time of an impairment assessment. The amortization period and the amortization method for an intangible asset with a finite useful life is reviewed at each reporting date. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset is accounted for by changing the amortization period or method, as appropriate, and are treated as changes in accounting estimates. The amortization expense and any impairment losses on intangible assets with finite lives are recognized in the consolidated statements of operations.

Intangible assets with indefinite useful lives are not amortized, but are assessed for impairment indicators at each reporting date, or more frequently if changes in circumstances indicate that the carrying value is greater than its recoverable amount. In addition to impairment indicator assessments, indefinite life intangibles must be tested annually for impairment. The indefinite life of an intangible asset is reviewed annually to determine whether the indefinite life continues to be supportable. If no longer supportable, changes in useful life from indefinite to finite are made prospectively.

SPROTT INC.
Notes to the consolidated financial statements
For the years ended December 31, 2022 and 2021

Any loss resulting from the impairment of intangible assets is expensed in the period the impairment is identified. Any gain resulting from an impairment reversal of intangible assets is recognized in the period the impairment reversal is identified but cannot exceed the carrying amount that would have been determined (net of amortization and impairment) had no impairment loss been recognized for the intangible asset in prior periods.

Business combinations and goodwill

The purchase price of an acquisition accounted for under the acquisition method is allocated based on the fair values of the net identifiable assets acquired. The excess of the purchase price over the fair values of such identifiable net assets is recorded as goodwill.

Goodwill, which is measured at cost less any accumulated impairment losses, is not amortized, but rather, is assessed for impairment indicators at each reporting date, or more frequently if changes in circumstances indicate that the carrying value may be impaired. In addition to quarterly impairment indicator assessments, goodwill must be tested annually for impairment. For the purpose of impairment testing, goodwill is allocated to each of the Company's cash generating units ("CGUs") that are expected to benefit from the acquisition. The recoverable amount of a CGU is compared to its carrying value plus any goodwill allocated to the CGU. If the recoverable amount of a CGU is less than its carrying value plus allocated goodwill, an impairment charge is recognized, first against the carrying value of the goodwill, with any remaining difference being applied against the carrying value of assets contained in the impacted CGUs. Impairment losses on goodwill are recorded in the consolidated statements of operations and comprehensive income and cannot be subsequently reversed.

Income taxes

Income tax is comprised of current and deferred tax.

Income tax is recognized in the consolidated statements of operations and comprehensive income except to the extent that it relates to items recognized directly in other comprehensive income or elsewhere in equity, in which case, the related taxes are also recognized in other comprehensive income (loss) or elsewhere in equity.

Deferred taxes are recognized using the liability method for temporary differences that exist between the carrying amounts of assets and liabilities in the consolidated balance sheets and the amounts attributed to such assets and liabilities for tax purposes. Deferred tax assets and liabilities are determined based on the enacted or substantively enacted tax rates that are expected to apply when the differences related to the assets or liabilities reported for tax purposes are expected to reverse in the future. Deferred tax assets are recognized only when it is probable that sufficient taxable profits will be available or taxable temporary differences reversing in future periods against which deductible temporary differences may be utilized.

Deferred taxes liabilities are not recognized on the following temporary differences:

- Temporary differences on the initial recognition of assets and liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss;

- Taxable temporary differences related to investments in subsidiaries, associates or joint ventures or joint operations to the extent they are controlled by the Company and they will not reverse in the foreseeable future;

- Taxable temporary differences arising on the initial recognition of goodwill.

The Company records a provision for uncertain tax positions if it is probable that the Company will have to make a payment to tax authorities upon their examination of a tax position. This provision is measured at the Company's best estimate of the amount expected to be paid. Provisions are reversed to income in the period in which management assesses they are no longer required or determined by statute.

SPROTT INC.
Notes to the consolidated financial statements
For the years ended December 31, 2022 and 2021

The measurement of tax assets and liabilities requires an assessment of the potential tax consequences of items that can only be resolved through agreement with the tax authorities. While the ultimate outcome of such tax audits and discussions cannot be determined with certainty, management estimates the level of provisions required for both current and deferred taxes.

Share-based payments

The Company uses the fair value method to account for equity settled share-based payments with employees and directors. Compensation expense is determined using the Black-Scholes option valuation model for stock options.

Compensation expense for the share incentive program is determined based on the fair value of the benefit conferred on the employee. Compensation expense for deferred stock units ("DSU") is determined based on the value of the Company's common shares at the time of grant. Compensation expense for earn-out shares is determined using appropriate valuation models. Compensation expense related to the Company's Employee Profit Sharing Plan is determined based on the value of the Company's common shares purchased by the Trust as of the grant date.

Compensation expense is recognized over the vesting period with a corresponding increase to contributed surplus other than for the Company's DSUs where the corresponding increase is to liabilities. Stock options and common shares held by the Trust vest in installments which may require a graded vesting methodology to account for these share-based awards. On the exercise of stock options for shares, the contributed surplus previously recorded with respect to the exercised options and the consideration paid is credited to capital stock. On the issuance of the earn-out shares, the contributed surplus previously recorded with respect to the issued earn-out shares is credited to capital stock. On the vesting of common shares in the Trust, the contributed surplus previously recorded is credited to capital stock. On the exercise of DSUs, the liability previously recorded is credited to cash.

Earnings per share

Basic and diluted earnings per share are computed by dividing net income by the weighted average number of common shares outstanding during the period.

The Company applies the treasury stock method to determine the dilutive impact, if any, of stock options and unvested shares purchased for the Trust. The treasury stock method determines the number of incremental common shares by assuming that the number of dilutive securities the Company has granted to employees have been issued.

Lease commitments

The Company recognizes a right-to-use asset and a lease liability as at the lease commencement date. The right-to-use asset is initially measured at cost and subsequently at cost less any accumulated depreciation and impairment. The lease liability is initially measured at the present value of future lease payments over the anticipated lease term, discounted using the Company's incremental borrowing rate. The right-to-use asset is presented in the property and equipment line of the consolidated balance sheets and the short and long-term portions of the lease liability are presented in the accounts payable and accrued liabilities line and other accrued liabilities line, respectively, of the consolidated balance sheets. The Company used the practical expedient when applying IFRS 16, *Leases* for short-term leases under 12 months and low-value assets such as IT equipment, with lease payments being expensed as they are incurred.

Reportable segments

In the first quarter of the year, the Company completed the restructuring of its U.S.-based discretionary accounts operations which led to the conversion of those client assets from administrated brokerage assets to actively managed AUM. As a result, these operations were reclassified from the brokerage segment to managed equities as they more closely aligned with the revenues reported in this segment. In accordance with IFRS 8, all comparative balances have been restated. Please refer to Note 14 for segment information.

SPROTT INC.
Notes to the consolidated financial statements
For the years ended December 31, 2022 and 2021

Contingent consideration

The acquisition of the management contracts of the North Shore Global Uranium Mining ETF ("URNM acquisition") in the second quarter necessitated the recognition of contingent consideration payable for the amount payable in the future under the terms of the purchase agreement. The consideration is subject to certain financial performance conditions based on the average AUM of the fund over the two-year period from closing of the transaction. The key judgements utilized in the estimation of the contingent consideration were fund flow assumptions. The contingent consideration liability is carried at fair value and included in other accrued liabilities. The contingent consideration estimate as at the acquisition date has been included in the cost of the indefinite life intangible (see Note 7).

Significant accounting judgments and estimates

The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are described below. The Company based its assumptions and estimates on parameters available when these financial statements were prepared. Existing circumstances and assumptions about future developments may change due to market changes or circumstances arising beyond the control of the Company. Such changes are reflected in the assumptions and estimates as they occur.

Fair value of financial instruments

When the fair value of financial assets and financial liabilities recorded in the consolidated balance sheets cannot be derived from active markets, they are determined using valuation techniques and models. Model inputs are taken from observable markets where possible, but where this is not feasible, unobservable inputs may be used. These unobservable inputs include, but are not limited to, projected cash flows, discount rates, comparable recent transactions, volatility of underlying securities in warrant valuations and extraction recovery rates of mining projects. The use of unobservable inputs can involve significant judgment and materially affect the reported fair value of financial instruments.

Investments in other entities

IFRS 10 *Consolidated Financial Statements* ("IFRS 10") and IAS 28 *Investments in Associates and Joint Ventures* ("IAS 28") provide for the use of judgment in determining whether an investee should be included within the consolidated financial statements of the Company and on what basis (subsidiary, joint venture or associate). Significant judgment is applied in evaluating facts and circumstances relevant to the Company and investee, including: (1) the extent of the Company's direct and indirect interests in the investee; (2) the level of compensation to be received from the investee for management and other services provided to it; (3) "kick out rights" available to other investors in the investee; and (4) other indicators of the extent of power that the Company has over the investee.

Impairment of goodwill and intangible assets

All indefinite life intangible assets and goodwill are assessed for impairment, however, finite life intangibles are only tested for impairment to the extent indications of impairment exist at time of a quarterly assessment. In the case of goodwill and indefinite life intangibles, an annual test for impairment augments the quarterly impairment indicator assessments. The recoverable amounts associated with goodwill and intangibles involve estimates and assumptions, including those with respect to future cash inflows and outflows, discount rates and asset lives, and are determined using the value-in-use method. These estimates require significant judgment regarding market growth rates, discount rates, fund flow assumptions, expected margins and costs which could affect the Company's future results if estimates of future performance and fair value change.

SPROTT INC.
Notes to the consolidated financial statements
For the years ended December 31, 2022 and 2021

Contingent consideration

The URNM acquisition necessitated the recognition of contingent consideration for the amounts payable in cash under the terms of the purchase agreement. The consideration is subject to certain financial performance conditions based on the average AUM of the fund over the two-year period from closing of the transaction. The key judgements utilized in the estimation of the contingent consideration were fund flow assumptions.

Foreign currency translation

Accounts in the financial statements of the Company's subsidiaries are measured using their functional currency, being the currency of the primary economic environment in which the entity operates. The Company's performance is evaluated and its liquidity is managed in Canadian dollars. Therefore, the Canadian dollar is the functional currency of the Company. The Canadian dollar is also the functional currency of all its subsidiaries, with the exception of U.S. entities, which uses the U.S. dollar as their functional currency. Accordingly, the assets and liabilities of U.S. entities are translated into Canadian dollars using the rate in effect on the date of the consolidated balance sheets. Revenue and expenses are translated at the average rate over the reporting period. Foreign currency translation gains and losses arising from the Company's translation of its net investment in U.S. entities companies, including goodwill and the identified intangible assets, are included in accumulated other comprehensive income or loss as a separate component within shareholders' equity until there has been a realized reduction in the value of the underlying investment.

3 Short-term investments

Primarily consist of equity investments in public and private entities we receive as consideration during private strategies, managed equities and brokerage segment activities (in thousands $):

	Classification and measurement criteria	Dec. 31, 2022	Dec. 31, 2021
Public equities and share purchase warrants	FVTPL	1,863	4,113
Private holdings	FVTPL	1,485	2,020
Total short-term investments		3,348	6,133

Gains and losses on financial assets and liabilities classified at FVTPL are included in the gain (loss) on investments line in the consolidated statements of operations and comprehensive income.

4 Co-investments

Consists of the following (in thousands $):

	Classification and measurement criteria	Dec. 31, 2022	Dec. 31, 2021
Co-investments	FVTPL	73,573	68,765
Total co-investments		73,573	68,765

Gains and losses on co-investments are included in the gain (loss) on investments line in the consolidated statements of operations and comprehensive income.

SPROTT INC.
Notes to the consolidated financial statements
For the years ended December 31, 2022 and 2021

5 Other assets, income, expenses and non-controlling interest

Other assets

Consist of the following (in thousands $):

	Dec. 31, 2022	Dec. 31, 2021
Assets attributable to non-controlling interest	11,301	3,780
Fund recoveries and investment receivables	4,617	2,509
Advance on unrealized carried interest	4,454	—
Digital gold strategies [1]	3,778	7,060
Prepaid expenses	3,741	3,637
Other [2]	2,103	2,240
Total other assets	29,994	19,226

[1] Digital gold strategies are financial instruments classified at FVTPL. Gains and losses are included in the gain (loss) on investments line in the consolidated statements of operations and comprehensive income.

[2] Includes miscellaneous third-party receivables.

Other income

Consist of the following (in thousands $):

	For the years ended	
	Dec. 31, 2022	Dec. 31, 2021
Investment income [1]	1,672	1,490
Income attributable to non-controlling interest	(522)	93
Total other income	1,150	1,583

[1] Primarily includes miscellaneous investment fund income, syndication and trailer fee income.

Other expenses

Consist of the following (in thousands $):

	For the years ended	
	Dec. 31, 2022	Dec. 31, 2021
Foreign exchange (gain) loss	4,654	470
Increase in contingent consideration related to the Tocqueville transaction	—	4,449
Other [1]	5,537	7,660
Total other expenses	10,191	12,579

[1] Includes net income (loss) attributable to non-controlling interest of ($0.5) million for the year ended December 31, 2022 (year ended December 31, 2021 - $0.1 million) as well as mark-to-market on deferred share units, non-recurring professional fees, transaction and new fund start-up costs.

SPROTT INC.
Notes to the consolidated financial statements
For the years ended December 31, 2022 and 2021

Non-controlling interest assets and liabilities

Non-controlling interest consists of third-party interest in our consolidated co-investments. The following table provides a summary of amounts attributable to this non-controlling interest (in thousands $):

	Dec. 31, 2022	Dec. 31, 2021
Assets	11,301	3,780
Liabilities - current [1]	(211)	(10)
Liabilities - long-term [1]	(11,090)	(3,770)

[1] Current and long-term liabilities attributable to non-controlling interest are included in accounts payable and accrued liabilities and other accrued liabilities, respectively.

SPROTT INC.
Notes to the consolidated financial statements
For the years ended December 31, 2022 and 2021

6   Property and equipment

Consist of the following (in thousands $):

	Artwork	Furniture and fixtures	Computer hardware and software	Leasehold improvements	Right of use assets	Total
Cost						
At Dec. 31, 2020	7,519	2,876	2,930	5,721	10,241	29,287
Additions	—	95	101	497	2,937	3,630
Disposals	—	—	—	(196)	(372)	(568)
Net exchange differences	54	10	5	4	84	157
At Dec. 31, 2021	7,573	2,981	3,036	6,026	12,890	32,506
Additions	—	2	126	—	—	128
Net exchange differences	(484)	(160)	(160)	(372)	(531)	(1,707)
At Dec. 31, 2022	7,089	2,823	3,002	5,654	12,359	30,927
Accumulated amortization						
At Dec. 31, 2020	—	(2,496)	(2,774)	(3,720)	(3,686)	(12,676)
Depreciation charge for the year	—	(101)	(93)	(1,077)	(2,351)	(3,622)
Disposals	—	—	—	196	168	364
Net exchange differences	—	18	(15)	31	(127)	(93)
At Dec. 31, 2021	—	(2,579)	(2,882)	(4,570)	(5,996)	(16,027)
Depreciation charge for the year	—	(98)	(93)	(522)	(2,642)	(3,355)
Net exchange differences	—	164	153	278	356	951
At Dec. 31, 2022	—	(2,513)	(2,822)	(4,814)	(8,282)	(18,431)
Net book value at:						
Dec. 31, 2021	7,573	402	154	1,456	6,894	16,479
Dec. 31, 2022	7,089	310	180	840	4,077	12,496

SPROTT INC.
Notes to the consolidated financial statements
For the years ended December 31, 2022 and 2021

7   Goodwill and intangible assets

Consist of the following (in thousands $):

	Goodwill	Fund management contracts (indefinite life)	Fund management contracts (finite life)	Total
Cost				
At Dec. 31, 2020	132,251	146,031	36,506	314,788
Additions	—	13,559	—	13,559
Net exchange differences	—	1,383	81	1,464
At Dec. 31, 2021	132,251	160,973	36,587	329,811
Additions	—	20,410	—	20,410
Transfers	—	9,088	(9,088)	—
Net exchange differences	—	(11,858)	—	(11,858)
At Dec. 31, 2022	132,251	178,613	27,499	338,363
Accumulated amortization				
At Dec. 31, 2020	(113,102)	—	(26,569)	(139,671)
Amortization charge for the year	—	—	(930)	(930)
At Dec. 31, 2021	(113,102)	—	(27,499)	(140,601)
Amortization charge for the year	—	—	—	—
At Dec. 31, 2022	(113,102)	—	(27,499)	(140,601)
Net book value at:				
At Dec. 31, 2021	19,149	160,973	9,088	189,210
At Dec. 31, 2022	19,149	178,613	—	197,762

SPROTT INC.
Notes to the consolidated financial statements
For the years ended December 31, 2022 and 2021

Impairment assessment of goodwill

The Company has identified 5 cash generating units ("CGU") as follows:

- Exchange listed products
- Managed equities
- Private strategies
- Brokerage
- Corporate

As at December 31, 2022, the Company had allocated $19.1 million (December 31, 2021 - $19.1 million) of goodwill on a relative value approach basis to the exchange listed products and managed equities CGUs.

In the normal course, goodwill is tested for impairment once per annum, which for the Company is during the fourth quarter of each year or earlier if there are indicators of impairment. During the impairment testing process, there was no impairment in either the exchange listed products or the managed equities CGUs.

Impairment assessment of indefinite life fund management contracts

As at December 31, 2022, the Company had indefinite life intangibles related to fund management contracts of $178.6 million (December 31, 2021 - $161 million). There was no impairment as at December 31, 2022. The addition in the year was due to the URNM acquisition on April 22, 2022. The addition includes the transaction price of $14.5 million, contingent consideration of $4.3 million and transaction costs of $1.6 million.

Impairment assessment of finite life fund management contracts

As at December 31, 2022, the Company had exchange listed fund management contracts within the exchange listed products CGU of $Nil (December 31, 2021 - $9.1 million). During the first quarter, $9.1 million of management contracts were reviewed and subsequently determined to have a change in estimated remaining useful life. Consequently, these management contracts were prospectively reclassified to the indefinite life category and no further amortization has been accumulated.

SPROTT INC.
Notes to the consolidated financial statements
For the years ended December 31, 2022 and 2021

8   Shareholders' equity

Capital stock and contributed surplus

The authorized and issued share capital of the Company consists of an unlimited number of common shares, without par value.

	Number of shares	Stated value (in thousands $)
At Dec. 31, 2020	24,789,365	417,758
Shares acquired for equity incentive plan	(237,172)	(10,201)
Issuance of shares to settle contingent consideration	93,023	3,000
Shares released on vesting of equity incentive plan	237,626	4,382
Issuance of shares on vesting of RSUs	105,291	2,341
Issuance of shares under dividend reinvestment program	3,487	145
At Dec. 31, 2021	24,991,620	417,425
Shares acquired for equity incentive plan	(180,594)	(6,948)
Issuance of shares on exercise of stock options	115,102	1,807
Shares released on vesting of equity incentive plan	324,568	12,867
Issuance of shares on vesting of RSUs	80,345	2,210
Issuance of shares to purchase management contracts	72,464	4,000
Shares acquired and canceled under normal course issuer bid	(81,538)	(3,036)
Issuance of shares under dividend reinvestment program	3,927	150
At Dec. 31, 2022	25,325,894	428,475

Contributed surplus consists of stock option expense, earn-out shares expense, equity incentive plans' expense, and additional purchase consideration.

	Stated value (in thousands $)
At Dec. 31, 2020	43,309
Issuance of shares to settle contingent consideration	(4,879)
Shares released on vesting of equity incentive plan	(4,382)
Stock-based compensation	3,650
Issuance of shares on conversion of RSUs	(2,341)
At Dec. 31, 2021	35,357
Issuance of shares on exercise of stock options	(680)
Shares released on vesting of equity incentive plan	(12,867)
Stock-based compensation	17,041
Released on vesting of RSU's	(5,135)
At Dec. 31, 2022	33,716

SPROTT INC.
Notes to the consolidated financial statements
For the years ended December 31, 2022 and 2021

Stock option plan

The Company has an option plan (the "Plan") intended to provide incentives to directors, officers and employees of the Company and its wholly owned subsidiaries. The aggregate number of shares issuable upon the exercise of all options granted under the Plan and under all other stock-based compensation arrangements including the Trust and Equity Incentive Plan ("EIP") cannot exceed 10% of the issued and outstanding shares of the Company as at the date of grant. The options may be granted at a price that is not less than the market price of the Company's common shares at the time of grant. The options typically vest annually over a three-year period and may be exercised during a period not to exceed 10 years from the date of grant.

There were no stock options issued during the year ended December 31, 2022 (year ended December 31, 2021 - Nil). There were 150,000 stock options exercised during the year ended December 31, 2022 (year ended December 31, 2021 - Nil).

For valuing share option grants, the fair value method of accounting is used. The fair value of option grants is determined using the Black-Scholes option-pricing model, which takes into account the exercise price of the option, the current share price, the risk-free interest rate, the expected volatility of the share price over the life of the option and other relevant factors. Compensation cost is recognized over the vesting period, assuming an estimated forfeiture rate, with an offset to contributed surplus. When exercised, amounts originally recorded against contributed surplus as well as any consideration paid by the option holder is credited to capital stock.

A summary of the changes in the Plan is as follows:

	Number of options	Weighted average exercise price (CAD $)
Options outstanding, December 31, 2020	162,500	23.61
Options exercisable, December 31, 2020	162,500	23.61
Options outstanding, December 31, 2021	162,500	23.61
Options exercisable, December 31, 2021	162,500	23.61
Options exercised	(150,000)	23.30
Options outstanding, December 31, 2022 [1]	12,500	27.30
Options exercisable, December 31, 2022 [1]	12,500	27.30

(1) Outstanding options have 3.4 years remaining on their contractual life.

SPROTT INC.
Notes to the consolidated financial statements
For the years ended December 31, 2022 and 2021

Equity incentive plan

For employees in Canada, the Trust has been established and the Company will fund the Trust with cash, which will be used by the trustee to purchase: (1) on the open market, common shares of the Company that will be held in the Trust until the awards vest and are distributed to eligible members; and (2) from treasury, common shares of the Company that will be held in the Trust until the awards vest and are distributed to eligible employees. For employees in the U.S. under the EIP plan, the Company will allot common shares of the Company as either: (1) restricted stock; (2) unrestricted stock; or (3) restricted stock units ("RSUs"), the resulting common shares of which will be issued from treasury.

There were 372,000 RSUs granted during the year ended December 31, 2022 (year ended December 31, 2021 -1,182).

	Number of common shares
Unvested common shares held by the Trust, Dec. 31, 2020	774,859
Acquired	237,172
Released on vesting	(237,626)
Unvested common shares held by the Trust, Dec. 31, 2021	774,405
Acquired	180,594
Released on vesting	(324,568)
Unvested common shares held by the Trust, Dec. 31, 2022	630,431

The table below presents details of stock based compensation, which is presented in the Compensation line of the consolidated statements of operations and comprehensive income.

	For the years ended	
	Dec. 31, 2022	Dec. 31, 2021
Amortization of stock based compensation [1]	16,496	3,650
Deferred annual incentive plan	545	—
Total stock-based compensation	17,041	3,650

[1] Included in this amount is amortization of stock based compensation of $1,950 for the year ended December 31, 2022 (year ended December 31, 2021 - $Nil) related to the transition of the former CEO.

SPROTT INC.
Notes to the consolidated financial statements
For the years ended December 31, 2022 and 2021

Basic and diluted earnings per share

The following table presents the calculation of basic and diluted earnings per common share:

	For the years ended	
	Dec. 31, 2022	Dec. 31, 2021
Numerator (in thousands $):		
Net income - basic and diluted	17,632	33,185
Denominator (Number of shares in thousands):		
Weighted average number of common shares	25,923	25,695
Weighted average number of unvested shares purchased by the Trust	(857)	(817)
Weighted average number of common shares - basic	25,066	24,878
Weighted average number of dilutive stock options	13	163
Weighted average number of unvested shares under EIP	1,107	867
Weighted average number of common shares - diluted	26,186	25,908
Net income per common share		
Basic	0.70	1.33
Diluted	0.67	1.28

Capital management

The Company's objectives when managing capital are:

- to meet regulatory requirements and other contractual obligations;

- to safeguard the Company's ability to continue as a going concern so that it can continue to provide returns for shareholders;

- to provide financial flexibility to fund possible acquisitions;

- to provide adequate seed capital for the Company's new product offerings; and

- to provide an adequate return to shareholders through growth in assets under management, growth in management fees, carried interest and performance fees and return on the Company's invested capital that will result in dividend payments to shareholders.

The Company's capital is comprised of equity, including capital stock, contributed surplus, retained earnings (deficit) and accumulated other comprehensive income (loss). SCP is a member of the New Self-Regulatory Organization of Canada (a consolidation of the Investment Industry Organization of Canada and the Mutual Fund Dealers Association of Canada (the "New SRO"), SAM is a registrant of the Ontario Securities Commission ("OSC") and the U.S. Securities and Exchange Commission ("SEC") and SGRIL is a member of the Financial Industry Regulatory Authority ("FINRA"). As a result, all of these entities are required to maintain a minimum level of regulatory capital. To ensure compliance, management monitors regulatory and working capital on a regular basis. SAM US and RCIC are also registered with the SEC. As at December 31, 2022 and 2021, all entities were in compliance with their respective capital requirements.

SPROTT INC.
Notes to the consolidated financial statements
For the years ended December 31, 2022 and 2021

9   Income taxes

The major components of income tax expense are as follows (in thousands $):

	For the years ended	
	Dec. 31, 2022	Dec. 31, 2021
Current income tax expense		
Based on taxable income of the current period	8,096	7,835
Adjustments in respect to previous years	(649)	136
Total current income tax expense	7,447	7,971
Deferred income tax expense (recovery)		
Origination and reversal of temporary differences	(187)	5,010
Adjustments in respect to previous years	187	(976)
Total deferred income tax expense (recovery)	—	4,034
Income tax expense reported in the consolidated statements of operations	7,447	12,005

Taxes calculated on the Company's earnings differs from the theoretical amount that would arise using the weighted average tax rate applicable to earnings of the Company as follows (in thousands $):

	For the years ended	
	Dec. 31, 2022	Dec. 31, 2021
Income before income taxes	25,079	45,190
Tax calculated at domestic tax rates applicable to profits in the respective countries	6,679	12,079
Tax effects of:		
Non-deductible stock-based compensation	(21)	221
Non-taxable capital (gains) and losses	884	161
Intangibles	—	78
Adjustments in respect of previous periods	(462)	(840)
Temporary difference not currently utilized and (not benefited previously)	318	87
Rate differences and other	49	219
Tax charge	7,447	12,005

The weighted average statutory tax rate was 26.6% (December 31, 2021 - 26.7%). The Company has $1.1 million (December 31, 2021 - $2 million) of capital losses from prior years that will begin to expire in 2024. The benefit of these capital losses has not been recognized.

SPROTT INC.
Notes to the consolidated financial statements
For the years ended December 31, 2022 and 2021

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred tax assets are recognized for tax loss carry-forwards to the extent that the realization of the related tax benefit through future taxable profits is probable. The ability to realize the tax benefits of these losses is dependent upon a number of factors, including the future profitability of operations in the jurisdictions in which the tax losses arose. The movement in significant components of the Company's deferred income tax assets and liabilities is as follows (in thousands $):

For the year ended December 31, 2022

	Dec. 31, 2021	Recognized in income	Exchange rate differences	Dec. 31, 2022
Deferred income tax assets				
Stock-based compensation	4,177	1,928	(337)	5,768
Non-capital and capital losses	1,061	344	(81)	1,324
Other	488	(147)	(250)	91
Total deferred income tax assets	5,726	2,125	(668)	7,183
Deferred income tax liabilities				
Fund management contracts	13,732	2,231	(1,167)	14,796
Unrealized gains (losses)	(978)	(1,337)	66	(2,249)
Advance on unrealized carried interest	—	1,231	(51)	1,180
Total deferred income tax liabilities	12,754	2,125	(1,152)	13,727
Net deferred income tax assets (liabilities) [1]	(7,028)	—	484	(6,544)

For the year ended December 31, 2021 [2]

	Dec. 31, 2020	Recognized in income	Exchange rate differences	Dec. 31, 2021
Deferred income tax assets				
Stock-based compensation	3,821	333	23	4,177
Non-capital and capital losses	2,270	(1,240)	31	1,061
Other	451	30	7	488
Total deferred income tax assets	6,542	(877)	61	5,726
Deferred income tax liabilities				
Fund management contracts	9,446	4,266	20	13,732
Unrealized gains (losses)	118	(1,109)	13	(978)
Total deferred income tax liabilities	9,564	3,157	33	12,754
Net deferred income tax assets (liabilities) [1]	(3,022)	(4,034)	28	(7,028)

(1) Deferred tax assets of $1.7 million (December 31, 2021 - $1.5 million) and deferred tax liabilities of $8.2 million (December 31, 2021- $8.5 million) are presented on the balance sheet net by legal jurisdiction.

(2) Certain comparative figures have been reclassified to conform with current year presentation.

SPROTT INC.
Notes to the consolidated financial statements
For the years ended December 31, 2022 and 2021

10   Fair value measurements

The following tables present the Company's recurring fair value measurements within the fair value hierarchy. The Company did not have non-recurring fair value measurements as at December 31, 2022 and December 31, 2021 (in thousands $).

Short-term investments

Dec. 31, 2022	Level 1	Level 2	Level 3	Total
Public equities and share purchase warrants	1,012	804	47	1,863
Private holdings	—	—	1,485	1,485
Total net recurring fair value measurements	1,012	804	1,532	3,348

Dec. 31, 2021	Level 1	Level 2	Level 3	Total
Public equities and share purchase warrants	1,790	2,188	135	4,113
Private holdings	—	—	2,020	2,020
Total net recurring fair value measurements	1,790	2,188	2,155	6,133

Co-investments

Dec. 31, 2022	Level 1	Level 2	Level 3	Total
Co-investments [1]	10,279	63,294	—	73,573
Total net recurring fair value measurements	10,279	63,294	—	73,573

Dec. 31, 2021	Level 1	Level 2	Level 3	Total
Co-investments	—	68,765	—	68,765
Total net recurring fair value measurements	—	68,765	—	68,765

(1) Co-investments also include investments made in funds which we consolidate that directly hold publicly traded equities or precious metals.

SPROTT INC.
Notes to the consolidated financial statements
For the years ended December 31, 2022 and 2021

Other assets

Dec. 31, 2022	Level 1	Level 2	Level 3	Total
Digital gold strategies	—	—	3,778	3,778
Assets attributable to non-controlling interest	3,248	8,053	—	11,301
Total net recurring fair value measurements	3,248	8,053	3,778	15,079

Dec. 31, 2021	Level 1	Level 2	Level 3	Total
Digital gold strategies	—	—	7,060	7,060
Assets attributable to non-controlling interest	—	3,780	—	3,780
Total net recurring fair value measurements	—	3,780	7,060	10,840

The following tables provides a summary of changes in the fair value of Level 3 financial assets (in thousands $):

Short-term investments

	Changes in the fair value of Level 3 measurements - Dec. 31, 2022				
	Dec. 31, 2021	Purchases and reclassifications	Sales	Net unrealized gains (losses) included in net income	Dec. 31, 2022
Share purchase warrants	135	(44)	—	(44)	47
Private holdings	2,020	—	—	(535)	1,485
Total	2,155	(44)	—	(579)	1,532

	Changes in the fair value of Level 3 measurements - Dec. 31, 2021				
	Dec. 31, 2020	Purchases and reclassifications	Sales	Net unrealized gains (losses) included in net income	Dec. 31, 2021
Share purchase warrants	271	61	(3)	(194)	135
Private holdings	1,993	—	—	27	2,020
Total	2,264	61	(3)	(167)	2,155

SPROTT INC.
Notes to the consolidated financial statements
For the years ended December 31, 2022 and 2021

Co-investments

	Changes in the fair value of Level 3 measurements - Dec. 31, 2022				
	Dec. 31, 2021	Purchases and reclassifications	Sales	Net unrealized gains (losses) included in net income	Dec. 31, 2022
Co-investments	—	—	—	—	—
Total	—	—	—	—	—

	Changes in the fair value of Level 3 measurements - Dec. 31, 2021				
	Dec. 31, 2020	Purchases and reclassifications	Sales	Net unrealized gains (losses) included in net income	Dec. 31, 2021
Co-investments	6,441	(6,441)	—	—	—
Total	6,441	(6,441)	—	—	—

Other assets

	Changes in the fair value of Level 3 measurements - Dec. 31, 2022				
	Dec. 31, 2021	Purchases and reclassifications	Sales	Net unrealized gains (losses) included in net income	Dec. 31, 2022
Digital gold strategies	7,060	—	—	(3,282)	3,778
Total	7,060	—	—	(3,282)	3,778

	Changes in the fair value of Level 3 measurements - Dec. 31, 2021				
	Dec. 31, 2020	Purchases and reclassifications	Sales	Net unrealized gains (losses) included in net income	Dec. 31, 2021
Digital gold strategies	11,518	100	(2,000)	(2,558)	7,060
Total	11,518	100	(2,000)	(2,558)	7,060

During the year ended December 31, 2022, the Company transferred public equities of $0.8 million (December 31, 2021 - $Nil) from Level 2 to Level 1 within the fair value hierarchy. For the year ended December 31, 2022, the Company purchased level 3 investments of $Nil (December 31, 2021 - $0.1 million) and sold Level 3 investments of $Nil (December 31, 2021 - $2 million). For the year ended December 31, 2022, the Company transferred $Nil (December 31, 2021 - $Nil) from Level 3 to Level 1 within the fair value hierarchy. For the year ended December 31, 2022, the Company transferred a nominal amount (December 31, 2021 - $0.1 million) from Level 2 to Level 3 due to the impact of volatility of the underlying security on the fair value of share purchase warrants.

SPROTT INC.
Notes to the consolidated financial statements
For the years ended December 31, 2022 and 2021

The following table presents the valuation techniques used by the Company in measuring fair values:

Type	Valuation technique
Public equities, precious metals and share purchase warrants	Fair values are determined using publicly available prices or pricing models which incorporate all available market-observable inputs.
Alternative funds and private equity funds	Fair values are based on the last available net asset value.
Fixed income securities	Fair values are based on independent market data providers or third-party broker quotes.
Private holdings (including digital gold strategies)	Fair values based on variety of valuation techniques, including discounted cash flows, comparable recent transactions and other techniques used by market participants.

The Company's Level 3 securities consist of private holdings and share purchase warrants. The significant unobservable inputs used in these valuation techniques can vary considerably over time, and include gray market financing prices, volatility, discount rates and extraction recovery rates of mining projects. A significant change in any of these inputs in isolation would result in a material impact in fair value measurement. The potential impact of a 5% change in the significant unobservable inputs on profit or loss would be approximately $0.3 million (December 31, 2021 - $0.5 million).

Financial instruments not carried at fair value

The carrying amounts of fees receivable, other assets, accounts payable and accrued liabilities and compensation payable represents a reasonable approximation of fair value.

SPROTT INC.
Notes to the consolidated financial statements
For the years ended December 31, 2022 and 2021

11   Related party transactions

The remuneration of directors and other key management personnel of the Company for employment services rendered are as follows (in thousands $):

	For the years ended	
	Dec. 31, 2022	Dec. 31, 2021
Fixed salaries and benefits	4,998	3,932
Variable incentive-based compensation	7,913	11,991
Share-based compensation	11,881	738
	24,792	16,661

The DSU plan for independent directors of the Company vests annually over a three-year period and may only be settled in cash upon retirement. DSUs issued in lieu of directors' fees and dividends vest immediately. There were 16,820 DSUs issued during the year (December 31, 2021 - 10,592).

12   Dividends

The following dividends were declared by the Company during the year ended December 31, 2022:

Record date	Payment Date	Cash dividend per share	Total dividend amount (in thousands $)
March 7, 2022 - Regular dividend Q4 2021	March 22, 2022	$0.25	6,467
May 16, 2022 - Regular dividend Q1 2022	May 31, 2022	$0.25	6,500
Aug 12, 2022 - Regular dividend Q2 2022	August 29, 2022	$0.25	6,484
Nov 14, 2022 - Regular dividend Q3 2022	November 29, 2022	$0.25	6,480
Dividends [1]			25,931

[1] Subsequent to quarter-end, on February 23, 2023, a regular dividend of $0.25 per common share was declared for the quarter ended December 31, 2022. This dividend is payable on March 21, 2023 to shareholders of record at the close of business on March 6, 2023.

SPROTT INC.
Notes to the consolidated financial statements
For the years ended December 31, 2022 and 2021

13   Risk management activities

The Company's exposure to market, credit, liquidity and concentration are described below:

Market risk

Market risk refers to the risk that a change in the level of one or more of market prices, interest rates, foreign exchange rates, indices, volatilities, correlations or other market factors, such as liquidity, will result in a change in the fair value of an asset. The Company's financial instruments are classified as FVTPL. Therefore, certain changes in fair value or permanent impairment, if any, affect reported earnings as they occur. The maximum risk resulting from financial instruments is determined by the fair value of the financial instruments. The Company manages market risk through regular monitoring of its investments and co-investments. The Company separates market risk into three categories: price risk, interest rate risk and foreign currency risk.

Price risk

Price risk arises from the possibility that changes in the price of the Company's investments and co-investments will result in changes in carrying value. If the market values of investments and co-investments classified as FVTPL increased or decreased by 5%, with all other variables held constant, this would have resulted in an increase or decrease in net income before tax of approximately $4 million for the year (December 31, 2021 - $4.1 million). For more details about the Company's investments and co-investments, refer to Note 3, Note 4 and Note 5.

The Company's revenues are also exposed to price risk since management fees, carried interest and performance fees are all correlated with assets under management, which fluctuates with changes in the market values of the assets in the funds and managed accounts managed by SAM, SRLC, SRSR, RCIC and SAM US.

Interest rate risk

Interest rate risk arises from the possibility that changes in interest rates will adversely affect the value of, or cash flows from, financial instrument assets and liabilities. The Company's earnings, particularly through its co-investment in private strategies LPs and credit facility drawdowns in our line of credit, are exposed to volatility as a result of sudden changes in interest rates.

As at December 31, 2022, the Company had no fixed income securities (December 31, 2021 - $Nil).

Foreign currency risk

Foreign currency risk arises from foreign exchange rate movements that could negatively impact either the carrying value of financial assets and liabilities or the related cash flows when translating those balances into the Company's functional currency, Canadian dollars. The Company's primary foreign currency is the United States dollar ("USD"). The Company may employ certain hedging strategies to mitigate foreign currency risk.

The US entities assets are all denominated in USD with their translation impact being reported as part of other comprehensive income in the financial statements. Excluding the impact of the US entities, as at December 31, 2022, approximately $55.2 million (December 31, 2021 - $59.1 million) of total Canadian assets were invested in proprietary investments priced in USD. A total of $12.9 million (December 31, 2021 - $13 million) of cash, $4 million (December 31, 2021 -$6 million) of accounts receivable and $5.4 million (December 31, 2021 - $3.4 million) of other assets were denominated in USD. As at December 31, 2022, if the exchange rate between USD and the Canadian dollar increased or decreased by 5%, with all other variables held constant, the increase or decrease in net income would have been approximately $3.9 million for the year (December 31, 2021 - $4.1 million).

SPROTT INC.
Notes to the consolidated financial statements
For the years ended December 31, 2022 and 2021

Credit risk

Credit risk is the risk that a borrower will not honor its commitments and a loss to the Company may result.

Loans receivable

The Company incurs credit risk indirectly through co-investments made in the private strategies LPs managed by SRLC and SRSR. During the loan origination process, management takes into account a number of factors and is committed to several processes to ensure that this risk is appropriately mitigated. These include:

- emphasis on first priority and/or secured financings;
- the investigation of the creditworthiness of borrowers;
- the employment of qualified and experienced loan professionals;
- a review of the sufficiency of the borrower's business plans including plans that will enhance the value of the underlying security;
- frequent and documented status updates provided on business plans;
- engagement of qualified independent advisors (e.g. lawyers, engineers and geologists) to protect the Company's interests;
- legal reviews that are performed to ensure that all due diligence requirements are met prior to funding.

The Company may syndicate loans in certain circumstances if it wishes to reduce its exposure to a borrower or comply with loan exposure maximums. The Company reviews its policies regarding its lending limits on an ongoing basis.

Investments

The Company incurs credit risk when entering into, settling and financing various proprietary transactions. As at December 31, 2022 and 2021, the Company's most significant proprietary investments counterparty was National Bank Independent Network Inc. ("NBIN"), the carrying broker of SCP, which also acts as a custodian for most of the Company's proprietary investments. NBIN is registered as an investment dealer subject to regulation by the New SRO; and as a result, it is required to maintain minimum levels of regulatory capital at all times.

Other

The majority of accounts receivable relate to management, carried interest and performance fees receivable from the funds and managed accounts managed by the Company. Credit risk is managed in this regard by dealing with counterparties that the Company believes to be creditworthy and by actively monitoring credit exposure and the financial health of the counterparties.

The US entities incur credit risk when entering into, settling and financing various proprietary transactions. As at December 31, 2022 and 2021, the US entities' most significant counterparty was RBC Capital Markets, LLC ("RBCCM"), the carrying broker of SGRIL and custodian of the net assets of the funds managed by RCIC and SAM US. RBCCM is registered as a broker-dealer and registered investment advisor subject to regulation by FINRA and the SEC; as a result, it is required to maintain minimal levels of regulatory capital at all times.

SPROTT INC.
Notes to the consolidated financial statements
For the years ended December 31, 2022 and 2021

Liquidity risk

Liquidity risk is the risk that the Company cannot meet a demand for cash or fund its obligations as they come due.

The Company's exposure to liquidity risk is minimal as it maintains sufficient levels of liquid assets to meet its obligations as they come due. Additionally, the Company has access to a $120 million committed line of credit with a major Canadian Schedule I bank. As part of its cash management program, the Company primarily invests in short-term debt securities issued by the Government of Canada with maturities of less than three months. As at December 31, 2022, the Company had $51.7 million or 13% (December 31, 2021 - $49.8 million or 14%) of its total assets in cash and cash equivalents. In addition, approximately $32 million or 40% (December 31, 2021 - $26 million or 32%) of proprietary investments held by the Company are readily marketable and are recorded at their fair value.

The Company's exposure to liquidity risk as it relates to our co-investments in private strategies LPs arises from fluctuations in cash flows from making capital calls and receiving capital distributions. The Company manages its co-investment liquidity risk through the ongoing monitoring of scheduled capital calls and distributions ("match funding") and through its broader treasury risk management program and enterprise capital budgeting. As at December 31, 2022, the Company had $6.1 million in co-investment commitments from the private strategies segment (December 31, 2021 - $7.7 million). Financial liabilities, including accounts payable and accrued liabilities and compensation and employee bonuses payable, are short-term in nature and are generally due within a year.

The following are the remaining contractual maturities of financial liabilities as at December 31, 2022 (in thousands $):

Contractual obligations	Carrying Amount	Less than 1 year	1-3 years	4-5 years	More than 5 years
Lease obligation	4,515	2,062	1,665	788	—
Compensation payable	12,342	12,342	—	—	—
Operating accounts payable	8,641	8,641	—	—	—
Contingent consideration on URNM acquisition	4,352	—	4,352	—	—
Loan facility	54,437	—	54,437	—	—
	84,287	23,045	60,454	788	—

The Company's management team is responsible for reviewing resources to ensure funds are readily available to meet its financial obligations as they come due, as well as ensuring adequate funds exist to support business strategies and operations growth. The Company manages liquidity risk by monitoring cash balances on a daily basis. To meet any liquidity shortfalls, actions taken by the Company could include: drawing on the line of credit; liquidating investments and co-investments and/or issuing common shares.

Concentration risk

The majority of the Company's AUM, as well as its investments and co-investments are focused on the natural resource sector, and in particular, precious metals and energy transition materials.

SPROTT INC.
Notes to the consolidated financial statements
For the years ended December 31, 2022 and 2021

14   Segmented information

For management purposes, the Company is organized into business units based on its products, services and geographical location and has five reportable segments as follows:

- **Exchange listed products** (reportable), which provides management services to the Company's closed-end physical trusts and exchange traded funds ("ETFs"), both of which are actively traded on public securities exchanges;

- **Managed equities** (reportable), which provides management services to the Company's alternative investment strategies managed in-house and on a sub-advisory basis. In the first quarter of the year, the Company completed the restructuring of its U.S.-based discretionary accounts operations which led to the conversion of those client assets from administrated brokerage assets to actively managed AUM. Consequently, these operations were reclassified to form part of the managed equities segment;

- **Private strategies** (reportable), which provides lending and streaming activities through limited partnership vehicles. In the first quarter of the year, the Company renamed the Lending segment to "Private strategies" in order to reflect the successful growth of its streaming funds alongside its traditional lending partnership vehicles;

- **Brokerage** (reportable), which includes the activities of our Canadian and U.S. broker-dealers. In the first quarter of the year, the Company completed the restructuring of its U.S.-based discretionary accounts operations which led to the conversion of those client assets from administrated brokerage assets to actively managed AUM. Consequently, these operations were reclassified to form part of the managed equities segment;

- **Corporate** (reportable), which provides capital, balance sheet management and enterprise shared services to the Company's subsidiaries;

- **All other segments** (non-reportable), which do not meet the definition of reportable segments per IFRS 8.

Management monitors the operating results of its business units separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on earnings before interest expense, income taxes, amortization and impairment of intangible assets and goodwill, gains and losses on investments (as if such gains and losses had not occurred), other expenses, amortization of stock-based compensation, carried interest and performance fees and carried interest and performance fee payouts (adjusted base EBITDA).

Adjusted base EBITDA is not a measurement in accordance with IFRS and should not be considered as an alternative to net income or any other measure of performance under IFRS.

Transfer pricing between operating segments is performed on an arm's length basis in a manner similar to transactions with third parties.

The following tables present the operations of the Company's segments (in thousands $):

For the year ended December 31, 2022

	Exchange listed products	Managed equities	Private strategies	Brokerage	Corporate	Consolidation, elimination and all other segments	Consolidated
Total revenue	76,819	29,710	16,984	20,472	(3,288)	4,485	145,182
Total expenses	27,221	25,634	12,400	19,055	31,246	4,547	120,103
Income (loss) before income taxes	49,598	4,076	4,584	1,417	(34,534)	(62)	25,079
Adjusted base EBITDA	56,948	9,932	9,207	4,602	(10,518)	831	71,002

SPROTT INC.
Notes to the consolidated financial statements
For the years ended December 31, 2022 and 2021

For the year ended December 31, 2021

	Exchange listed products	Managed equities	Private strategies	Brokerage	Corporate	Consolidation, elimination and all other segments	Consolidated
Total revenue	62,983	34,020	25,729	34,556	2,698	4,659	164,645
Total expenses	20,641	27,951	18,002	26,245	21,250	5,366	119,455
Income (loss) before income taxes	42,342	6,069	7,727	8,311	(18,552)	(707)	45,190
Adjusted base EBITDA	46,449	14,215	8,921	9,768	(16,071)	791	64,073

For geographic reporting purposes, transactions are primarily recorded in the location that corresponds with the underlying subsidiary's country of domicile that generates the revenue. The following table presents the revenue of the Company by geographic location (in thousands $):

	For the years ended	
	Dec. 31, 2022	Dec. 31, 2021
Canada	130,397	146,616
United States	14,785	18,029
	145,182	164,645

SPROTT INC.
Notes to the consolidated financial statements
For the years ended December 31, 2022 and 2021

15 Loan facility

As at December 31, 2022, the Company had $54.4 million (December 31, 2021 - $29.8 million) outstanding on its credit facility, all of which is due on December 14, 2025. The increased draws on our loan facility were necessary to fund the URNM acquisition as well as additional co-investments during the year.

The Company has access to a credit facility of $120 million with a major Canadian schedule I chartered bank. Amounts under the facility may be borrowed through prime rate loans or bankers' acceptances. Amounts may also be borrowed in U.S. dollars through base rate loans. As at December 31, 2022, the Company was in compliance with all covenants, terms and conditions under the credit facility. Key terms under the credit facility are noted below:

Structure

- 5-year, $120 million revolver with "bullet maturity" December 14, 2025

Interest Rate

- Prime rate + 0 bps
- Base rate + 0 bps or;
- Banker acceptance rate + 170 bps

Covenant Terms

- Minimum AUM: 70% of AUM on November 13, 2020
- Debt to EBITDA less than or equal to 2.5:1
- EBITDA to interest expense more than or equal to 2.5:1

16 Commitments and provisions

The Company has commitments to make co-investments in private strategies LPs arising from our private strategies segment or commitments to make co-investments in fund strategies in the Company's other segments. As at December 31, 2022, the Company had $5.7 million in co-investment commitments from the private strategies segment due within one year (December 31, 2021 - $7.7 million) and $0.4 million due after one year (December 31, 2021 - $Nil).

17 Subsequent event

Consistent with the successful transition of our U.S. broker-dealer from a transaction-based business into a fee-based discretionary account management business, subsequent to year end, we plan on selling our Canadian broker-dealer operations to the current management team as we continue to focus on our core asset management businesses (however, we will migrate our charity flow-through operations into our managed equities segment). We expect the transaction to close by June 30, 2023.

Corporate Information

Head Office
Sprott Inc.
Royal Bank Plaza, South Tower
200 Bay Street, Suite 2600
Toronto, Ontario M5J 2J1, Canada
T: 416.943.8099
1.855.943.8099

Directors & Officers
Ronald Dewhurst, Chairman
Rick Rule, Director
Sharon Ranson, FCPA, FCA, Director
Graham Birch, Director
Barbara Connolly Keady, Director
Catherine Raw, Director
Whitney George, Chief Executive Officer and Director
Kevin Hibbert, FCPA, FCA, Chief Financial Officer
Arthur Einav, Corporate Secretary

US Transfer Agent and Registrar
Continental Stock Transfer & Trust Company
1 State Street 30th Floor
New York, NY 10004-1561
212.509.4000
continentalstock.com

Canadian Transfer Agent and Registrar
TMX Equity Transfer Services
200 University Avenue, Suite 300
Toronto, Ontario M5H 4H1
Toll Free: 1.866.393.4891
www.tmxequitytransferservices.com

Legal Counsel
Stikeman Elliot LLP
5300 Commerce Court West
199 Bay Street
Toronto, Ontario M5L 1B9

Auditors
KPMG LLP
Bay Adelaide Centre
333 Bay Street, Suite 4600
Toronto, Ontario M5H 2S5

Investor Relations
Shareholder requests may be directed to
Investor Relations by e-mail at ir@sprott.com
or via telephone at 416.943.8099
or toll free at 1.855.943.8099

Stock Information
Sprott Inc. common shares are traded on
the New York Stock Exchange and
Toronto Stock Exchange under the symbol "SII"

Annual General Meeting
Friday, May 5, 2023 at 12pm



Sprott

sprott.com